40-33

OppenheimerFunds®

OppenheimerFunds, Inc.
498 Seventh Avenue, 10th Floor
New York, NY 10018
Tel 212.323.0200 Fax 212.323.4077
www.oppenheimerfunds.com

03018007

Melissa L. Weiss
Vice President and
Assistant Counsel
Telephone: 212-323-0247
Facsimile: 212-323-4070
E-mail: mweiss@oppenheimerfunds.com

By Federal Express

March 21, 2003

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 24 2003
WASH, D.C. 187

United States Securities
and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Lyons v. OppenheimerFunds, Inc. and Oppenheimer Growth Fund

Civil Action Document filed by
Oppenheimer Growth Fund, File Number 811-2306

To whom it may concern:

I am counsel to OppenheimerFunds, Inc., which is the Investment Advisor to the Oppenheimer Growth Fund, file number 811-2306 (the "Fund"). Pursuant to the Fund's obligations under Section 33 of the Investment Company Act of 1940, enclosed please find copies of (1) Defendant Oppenheimer Growth Fund's Motion to Dismiss and (2) Defendant Oppenheimer Growth Fund's Memorandum of Law in Support of Motion to Dismiss in Lyons v. OppenheimerFunds, Inc. and Oppenheimer Growth Fund, CV-03-0193405-S. These documents were filed with the Superior Court of the State of Connecticut this week.

Pursuant to Lawrence Green's request, I am also enclosing a copy of the complaint in this matter, which was originally sent to your office on January 16, 2003.

Please do not hesitate to contact me if you have any questions about this matter or if you require any additional information.

Very truly yours,

Melissa L. Weiss

Melissa L. Weiss
Vice President and
Assistant Counsel

Enclosures

cc: Lawrence Greene
United States Securities
and Exchange Commission
450 Fifth Street, NW
Room 5417
Washington, D.C. 20549

Ronald M. Feiman, Esq.
Robert G. Zack, Esq.

DOCKET NO.: CV-03-0193405-S	:	SUPERIOR COURT
JAMES J. LYONS, JR.	:	JD OF STAMFORD / NORWALK
V.	:	AT STAMFORD
OPPENHEIMER FUNDS INC., and OPPENHEIMER GROWTH FUND	:	MARCH 14, 2003

DEFENDANT OPPENHEIMER GROWTH FUND'S MOTION TO DISMISS

Pursuant to Practice Book Section 10-30, Defendant Oppenheimer Growth Fund (the "**Fund**") hereby moves to dismiss all claims against the Fund asserted in Plaintiff James J. Lyons, Jr.'s ("**Plaintiff**") Complaint dated December 30, 2002 for lack of personal jurisdiction over the Fund.

Plaintiff's Complaint should be dismissed as to the Fund because Connecticut's long-arm statute, Conn. Gen. Stat. § 33-929, does not provide a basis for the Court to exercise personal jurisdiction over the Fund. In particular, Plaintiff is an out-of-state resident and therefore may not rely on the provisions of § 33-929(f) as a basis for the Court to exercise jurisdiction. The Fund also is not transacting business in Connecticut within the meaning of § 33-920, and therefore Plaintiff may not rely on § 33-929(e) as a basis to assert jurisdiction. Moreover, the assertion of jurisdiction over the Fund would violate constitutional due process principles.

As required by Practice Book § 10-31, the Fund submits a supporting Memorandum of Law and Affidavit of Denis Molleur, with attached exhibits.

ORAL ARGUMENT REQUESTED
TESTIMONY NOT REQUIRED

WHEREFORE, for the reasons articulated herein, as well as the reasons articulated in the accompanying Memorandum of Law, or advanced at oral argument, the Fund respectfully requests that the Court dismiss all claims against the Fund for lack of personal jurisdiction.

DEFENDANT
OPPENHEIMER GROWTH FUND

By: ______________________

Gregory W. Nye
Stewart E. Newman
BINGHAM McCUTCHEN LLP
One State Street
Hartford, CT 06103
(860) 240-2700
(860) 240-2818 (fax)
Juris. No. 27045
Its Attorneys

ORDER

The foregoing Motion to Dismiss, having been duly presented to the Court, is hereby ordered: GRANTED / DENIED

BY THE COURT

____

Judge / Clerk

CERTIFICATION OF SERVICE

I hereby certify that a copy of the foregoing was sent via first class mail, postage prepaid, on this 14th day of March 2003 to the following counsel of record:

Brenden Leydon
TOOHER & WOCL LLC
1100 Summer St.
Stamford, CT 06905

Stewart E. Newman

DOCKET NO.: CV-03-0193405-S	:	SUPERIOR COURT
JAMES J. LYONS, JR.	:	JD OF STAMFORD / NORWALK
V.	:	AT STAMFORD
OPPENHEIMERFUNDS INC., and OPPENHEIMER GROWTH FUND	:	MARCH 13, 2003

AFFIDAVIT OF DENIS MOLLEUR IN SUPPORT OF DEFENDANT OPPENHEIMER GROWTH FUND'S MOTION TO DISMISS

The undersigned, being duly sworn, hereby deposes and says as follows:

1. I am over the age of eighteen (18) years and understand the obligations of an oath.

2. I am Assistant Secretary of Defendant Oppenheimer Growth Fund (the "**Fund**").

3. I have personal knowledge of the facts and circumstances set forth in this affidavit or have obtained such knowledge from records maintained on behalf of the Fund or Defendant OppenheimerFunds, Inc. ("**Oppenheimer**").

4. The Fund is an investment management company organized under the laws of Massachusetts.

5. Oppenheimer is a Colorado corporation with its principal place of business at 498 7th Avenue, New York, New York.

6. Oppenheimer serves as the transfer agent of the Fund.

7. The Fund has never had an office in Connecticut and has never owned any real property in Connecticut.

8. The Fund has never maintained any employees or agents in Connecticut.

9. The Fund has filed a Uniform Investment Company Renewal Notice ("**Renewal Notice**") and a "Form U-2 Uniform Consent to Service Process" ("Form U-2") with the State of Connecticut's Department of Banking. True and correct copies of the Renewal Notice and Form U-2 are attached as Exhibit A and Exhibit B.

10. Upon information and belief, on or about April 14, 1983, Harold William George Lyons opened an Individual Retirement Account (the "**IRA**") with Oppenheimer, naming "Ann M. Lyons" as the sole beneficiary.

11. The IRA held shares in the Fund and Oppenheimer serves as the transfer agent for the IRA.

12. Upon information and belief, Harold William George Lyons passed away on or about May 4, 1985.

13. At certain points in time thereafter, Harold William George Lyons's two sons Timothy R. Lyons and Jeffrey J. Lyons claimed an interest in the IRA by virtue of an alleged inheritance through their father.

14. Based on the instructions and supporting information provided to Oppenheimer by Jeffrey J. Lyons and Timothy R. Lyons, Oppenheimer transferred the proceeds of the IRA (the "**IRA Proceeds**") to Jeffrey J. Lyons and Timothy R. Lyons on or about February 2, 2000.

15. After the transfer, James J. Lyons, Jr. made a claim to the IRA Proceeds by virtue of an alleged inheritance through his deceased mother, Anne Miller Lyons (the named beneficiary under the IRA) and his deceased father, James J. Lyons, Sr.

16. Upon information and belief, Anne Miller Lyons passed away on or about November 14, 1987 and James J. Lyons, Sr. passed away on or about March 24, 1990.

17. Over the course of the next several months after the transfer of the IRA Proceeds, Oppenheimer made repeated requests to Jeffrey J. Lyons and Timothy R. Lyons for return of the IRA Proceeds, in order to ascertain the proper distribution of the IRA Proceeds. Timothy R. Lyons and Jeffrey J. Lyons refused or ignored these requests.

18. Oppenheimer is the plaintiff in an action in Danbury Superior Court (Docket No. CV-01-0342111-S) (the "**Interpleader Action**") in which Oppenheimer has requested that Oppenheimer, along with the named defendants (Timothy R. Lyons, Jeffrey J. Lyons and James J. Lyons, Jr.) be required to interplead together concerning their claims to the IRA Proceeds.

Dated at New York, New York, this 13 day of March, 2003.

Denis Molleur

Subscribed and sworn to before me
this 13 day of March, 2003.

Notary Public
My Commission expires:

JANETTE APRILANTE
Notary Public, State of New York
Registration No. 01AP6012558
Qualified in Kings County
Commission Expires: 08/31/20 06

CERTIFICATION

I hereby certify that a true and correct copy of the foregoing was served, via United States First Class mail, postage prepaid, this 14th day of March 2003, upon:

Brenden Leydon, Esq.
TOOHER & WOCL LLC
1100 Summer St.
Stamford, CT 06905

Stewart E. Newman

CTDOCS:1536748.1

UNIFORM INVESTMENT COMPANY RENEWAL NOTICE FILING

Please Read Instructions Prior To Filling Out Form

State File No. File #SI22051

Notice to State/Commonwealth of CONNECTICUT

1. Name of Issuer OPPENHEIMER GROWTH FUND
2. Address Two World Trade Center, Suite 3400
   New York, NY 10048
3. Type of Filing: (check all that apply)
   X Open-end Mutual Fund ___Unit Investment Trust ___Closed-end Mutual Fund
   ___Initial Filing X Renewal Filing ___Amendments ___Exemption Filing
   ___Termination ___Withdrawal ___Sales Report ___Increase Dollar Amount
   ___Other (specify) ___
   For name changes, provide former name: ___
   For amendments, specify nature of the change(s): ___
4. Description of Securities: Shares of Beneficial Interest, no par value (Class A, Class B, Class C a
   Name of Fund OPPENHEIMER GROWTH FUND
   Portfolio(s)
   SEE ATTACHED LIST
   Class(es)
   SEE ATTACHED LIST
   Fiscal Year End of the Issuer (if applicable) August 31
   Are all of the securities described on this form offered in one prospectus? Yes X No___
5. Contact Person:
   Name Sherri Huntley Firm OppenheimerFunds, Inc.
   Address P.O. Box 5061
   City Denver State CO
   ZIP 80217 Telephone: (303) 768-4501
   FAX: (303) 768-2849 E-Mail
6. CIK# (EDGAR) 0000074676 Federal ID# (if applicable) 13-2739950
   Broker-Dealer: OppenheimerFunds Distributor, Inc. SEC Registration # (if app.) 2-45272
   Broker Dealer's CRD No: 07834 State of Incorporation/Charter Massachusetts
7. X Notice Period: Beginning Date 07/01/97 Ending Date: 12/31/97
   ___The issuer elects to have its notice filing made effective upon filing.
   ___The Issuer elects to have its notice filing period begin with SEC effectiveness and thereby agrees to provide the above state prompt notice of such effectiveness.

FORM NF

8. Notice Fee:$500.00 ___ No Filing Fee Required
Sales Report Fee (if applicable):$ ____________
Other Fee: $ ____________ Explain ____________

9. To determine the basis used for calculating the filing fee, provide the following:
X Indefinite Amount ___ Definite Amount: ____________
___ Exemption Filing ___ Net Assets: ____________

10. For filings to increase the dollar amount of securities reported during the notice period, provide the following:
(1) Previous Amount of Securities ____________
(2) Amount of Increase ____________
(3) Cumulative Amount of Securities ____________

11. SALES REPORT [To the extent not applicable, place N/A in the blank(s)]

Period Covered: Beginning date: / / Ending: / /
Balance at beginning of period $ N/A
Increases during period $ N/A
Amount available for sale $ N/A
Sales during the period $ N/A
Unsold balance at end of period $ N/A

12. UNIFORM CONSENT TO SERVICE OF PROCESS (Select one)
1. ___ Was previously filed with state with respect to the issuer of the securities by this notice and is incorporated by reference.
2. X Is attached
3. ___ Not Applicable (explain): ____________

13. SIGNATURES
The undersigned under penalties of perjury certifies that s/he has executed the Uniform Investment Company notice on behalf of, and with the authority of the issuer. The undersigned and the issuer represent that the information and statements contained in the notice filed, are current true and complete to the best of his or her knowledge, information and belief and that any documents submitted with the notice are true copies of the originals, and the securities covered by this Notice are Covered Securities as defined by Section 18(b)(2) of the Securities Act of 1933

Dated this 17 day of July, 1997
Month Year

For: OPPENHEIMER GROWTH FUND By: [signature]
Name of Issuer Signature of Authorized Agent of Issuer

George C. Bowen Treasurer
Print Name Title of Agent for Issuer

The filing of this notice constitutes a binding agreement by the above-named issuer and under the laws of the jurisdiction in which this Form is filed, that upon receipt of a request from such jurisdiction, the issuer will promptly provide a copy of its current prospectus, and/or statement of additional information, and/or any other document, if any, as filed with the Securities and Exchange Commission.

FORM NF

UNIFORM INVESTMENT COMPANY RENEWAL NOTICE FILING

OPPENHEIMER GROWTH FUND

Class: Class A Shares
Class: Class B Shares
Class: Class C Shares
Class: Class Y Shares

FORM U-2 UNIFORM CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, OPPENHEIMER GROWTH FUND, a Business Trust organized under the laws of the state of Massachusetts for the purposes of complying with the laws of the State of Connecticut relating to either the registration or sale of securities, hereby irrevocably appoints the Banking Commissioner and the successors in such office, its attorney in the State of Connecticut upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of or in connection with the sale of securities or out of violation of the aforesaid laws of said State; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue within said State by service of process upon said officer with the same effect as if the undersigned was organized or created under the laws of said State and had lawfully been served with process in said State.

It is requested that a copy of any notice, process or pleading served hereunder be mailed to:

Andrew J. Donohue
OppenheimerFunds, Inc.
Two World Trade Center, Suite 3400
New York, NY 10048

Dated: July 17, 1997

(Seal)

By [signature]
George C. Bowen, Treasurer

Trust Acknowledgment

STATE OF Colorado)
) ss:
COUNTY OF Arapahoe)

On this 17 day of, July, 1997, before me Gloria J. LaFond undersigned officer, personally appeared George C. Bowen known personally to me to be the Treasurer of the above named Business Trust, and that he/she, as such officer, being authorized to do so, executed the foregoing instrument for the purposes therein contained, by signing the name of the Business Trust as such officer.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

(Notarial Seal)

[signature]
Gloria J. LaFond, Notary Public
6803 South Tucson Way, Englewood, CO 80112
My Commission expires 10/09/00

DOCKET NO.: CV-03-0193405-S	:	SUPERIOR COURT
JAMES J. LYONS, JR.	:	JD OF STAMFORD / NORWALK
V.	:	AT STAMFORD
OPPENHEIMERFUNDS INC., and OPPENHEIMER GROWTH FUND	:	MARCH 14, 2003

DEFENDANT OPPENHEIMER GROWTH FUND'S
MEMORANDUM OF LAW IN SUPPORT OF MOTION TO DISMISS

Defendant Oppenheimer Growth Fund (the "**Fund**") submits this memorandum and the accompanying Affidavit of Denis Molleur ("**Molleur Aff.**"), in support of its Motion to Dismiss the Complaint of Plaintiff James J. Lyons, Jr. ("**Plaintiff**") for lack of personal jurisdiction.

Plaintiff's Complaint should be dismissed as to the Fund because Connecticut's long-arm statute, Conn. Gen. Stat. § 33-929, does not provide a basis for the Court to assert personal jurisdiction over the Fund. In particular, Plaintiff is an out-of-state resident and therefore may not rely on the provisions of § 33-929(f) as a basis for the Court to exercise jurisdiction. The Fund also is not transacting business in Connecticut within the meaning of § 33-920, and therefore Plaintiff may not rely on § 33-929(e) as a basis to assert jurisdiction. Moreover, the assertion of jurisdiction over the Fund would violate constitutional due process principles.

I. FACTUAL BACKGROUND

The Fund is a diversified investment management company organized under the laws of Massachusetts. Molleur Aff. at ¶ 4. The Fund has never had an office in Connecticut, owns no real property in Connecticut, and maintains no employees or agents in Connecticut. *Id.* at ¶¶ 7-8. OppenheimerFunds, Inc. ("**Oppenheimer**") is a Colorado corporation with its principal place of business at 498 7th Avenue, New York, New York. *Id.* at ¶ 5. Oppenheimer serves as investment advisor and transfer agent to the Fund. *Id.* at ¶ 6.

Upon information and belief, on or about April 14, 1983, Plaintiff's brother Harold William George Lyons opened an Individual Retirement Account (the "**IRA**") with Oppenheimer, naming "Ann M. Lyons" as the sole beneficiary. The IRA held shares in the Fund. *Id.* at ¶ 10-11.

Harold William George Lyons passed away on or about May 4, 1985. At certain points in time thereafter, Harold William George Lyons's two sons Timothy R. Lyons and Jeffrey J. Lyons (both non-parties to this action) claimed an interest in the IRA by virtue of an inheritance through their father. Based on the instructions and supporting information provided to Oppenheimer by Jeffrey J. Lyons and Timothy R. Lyons, Oppenheimer transferred the proceeds of the IRA (the "**IRA Proceeds**") to Jeffrey J. Lyons and Timothy R. Lyons on or about February 2, 2000. *Id.* at ¶ 12-14; *see* Plaintiff's Complaint dated December 30, 2002 at Count Three, ¶ 8.

After the transfer, James J. Lyons, Jr. (Plaintiff in this action) made a claim to the IRA Proceeds by virtue of an alleged inheritance through his deceased mother, Anne Miller Lyons (the named beneficiary under the IRA) and his deceased father, James J. Lyons, Sr. Upon information and belief, Anne Miller Lyons passed away on or about November 14, 1987 and James J. Lyons, Sr. passed away on or about March 24, 1990. Molleur Aff. at ¶¶ 15-16.

Over the course of the next several months after the transfer of the IRA proceeds to Jeffrey J. Lyons and Timothy R. Lyons, Oppenheimer made repeated requests to Jeffrey J. Lyons and Timothy R. Lyons for return of the IRA Proceeds, in order to ascertain the proper distribution of the IRA Proceeds. Timothy R. Lyons and Jeffrey J. Lyons refused or ignored these requests. *Id.* at ¶ 17.

On or about December 18, 2000, James J. Lyons, Jr. obtained a default judgment against Oppenheimer and the Fund in Virginia State Court. *See* Complaint at Count One. Oppenheimer subsequently filed an action in Danbury Superior Court (Docket No. CV-01-0342111-S) (the "**Interpleader Action**") requesting that Oppenheimer, along with the named defendants (Timothy R. Lyons, Jeffrey J. Lyons and James J. Lyons, Jr.) be required to interplead together concerning their claims to the IRA Proceeds. Molleur Aff. at ¶ 18. In addition, in the event that Jeffrey J. Lyons[1] and Timothy R. Lyons were found to have no interest in the IRA Proceeds, Oppenheimer requested relief in the form of damages under a count of unjust enrichment.

James J. Lyons, Jr. did not appear in the Interpleader Action, instead filing the above-captioned action against both the Fund and Oppenheimer. Because Connecticut's long-arm statute does not provide a basis to assert jurisdiction over the Fund and because such assertion of jurisdiction would offend due process limitations, Plaintiff's Complaint should be dismissed as to the Fund.

---

[1] Jeffrey J. Lyons subsequently relinquished all claims to the IRA Proceeds and settled with Oppenheimer. The Complaint in the Interpleader Action as against Jeffrey J. Lyons, only, has been withdrawn, without prejudice.

II. ARGUMENT

1. Standard of Law

"A motion to dismiss ... properly attacks the jurisdiction of the court, essentially asserting that the plaintiff cannot as a matter of law and fact state a cause of action that should be heard by the court." *Gurliacci v. Mayer,* 218 Conn. 531, 544 (1991) (internal quotation marks omitted.) "The court, in deciding a motion to dismiss, must consider the allegations of the complaint in their most favorable light." *Savage v. Aronson,* 214 Conn. 256, 263 (1990). "A motion to dismiss admits all facts well pleaded, invokes the existing record and must be decided upon that alone ... Where, however ... the motion is accompanied by supporting affidavits containing undisputed facts, the court may look to their content for determination of the jurisdictional issue and need not conclusively presume the validity of the allegations of the complaint." *Barde v. Board of Trustees,* 207 Conn. 59, 62 (1988) (citations omitted; internal quotation marks omitted). When a defendant challenges a court's jurisdiction over it, it is the plaintiff's burden to prove facts that establish the requisite minimum contacts when those facts are contested. *See Standard Tallow Corp. v. Jowdy,* 190 Conn. 48, 53-54 (1983); *Lombard Brothers, Inc. v. General Asset Management Co.,* 190 Conn. 245, 250 (1983) ("in the establishment of facts pertaining to personal jurisdiction, it is the plaintiff who bears the burden of proof.")

"When a defendant files a motion to dismiss challenging the court's jurisdiction, a two part inquiry is required. The trial court must first decide whether the applicable state long-arm statute authorizes the assertion of jurisdiction over the [defendant]. If the statutory requirements [are] met, its second obligation [is] then to decide whether the exercise of jurisdiction would violate constitutional principles of due process." *Knipple v. Viking Communications, Ltd.,* 263 Conn. 602, 606 (1996); *see also Thomason v. Chemical Bank,* 234 Conn. 281, 285-86 (1995).

2. Plaintiff Cannot Establish Jurisdiction Over the Fund Under Connecticut's Long-Arm Statute.

Plaintiff James J. Lyons, Jr. is a resident of Virginia Beach, Virginia. Complaint at ¶ 1. It is undisputed that the Fund, being organized under the laws of Massachusetts, is a foreign corporation. Molleur Aff. at ¶ 4. Connecticut's long-arm statute, General Statutes § 33-929(f) provides in relevant part: "Every foreign corporation shall be subject to suit in this state, *by a resident of this state or by a person having a usual place of business in this state,* whether or not such foreign corporation is transacting or has transacted business in this state and whether or not it is engaged exclusively in interstate or foreign commerce, on any cause of action arising as follows: (1) Out of any contract made in this state or to be performed in this state . . ." Conn. Gen. Stat. § 33-929(f) (emphasis added).

Here, Plaintiff James J. Lyons, Jr. is neither a resident of this state, nor is there any evidence that Plaintiff has a usual place of business in Connecticut. Under the express wording of Connecticut General Statutes § 33-929(f), this Court cannot exercise personal jurisdiction over the Fund. *See Snow v. Nation Auto USA, et al.,* 1999 WL 482642, *3-4 (Conn. Super. 1999) (Shortall, J.)[2] (granting defendant's motion to dismiss for lack of personal jurisdiction where plaintiff was out-of-state resident that could not

---

[2] Copies of all unreported decisions are attached.

invoke § 33-929(f)); *see also, Gerber Trade Finance, Inc. v. Davis, Sita & Co., P.A.*, 128 F.Supp.2d 86, 90 n.1 (D.Conn. 2001) (Goettel, J.) (reasoning that plaintiff, an out-of-state company, could not invoke § 33-929(f) as a basis to exercise jurisdiction over foreign defendant).

The other provisions of Connecticut General Statutes § 33-929 are similarly unavailing to Plaintiff as a basis to assert jurisdiction over the Fund. General Statutes § 33-929(e) provides: "Every foreign corporation which transacts business in this state in violation of section 33-920 shall be subject to suit in this state upon any cause of action arising out of such business." Conn. Gen. Stat. § 33-929(e). "[Section 33-929(e)] thus authorizes personal jurisdiction over a foreign corporation if two conditions are met: (1) the corporation has transacted business within the state without having obtained a certificate of authority to do so as required by the Secretary of State, as required by section 33-920. . .; and (2) the cause of action arises out of that activity." *Gerber Trade, supra,* 128 F.Supp.2d at 90; *see also, Snow, supra,* 1999 WL 482642, *3-4 ("[i]t is a requirement . . .for the exercise of personal jurisdiction under [§ 33-929(e)] that the foreign corporation be conducting business in this state in violation of § 33-920.").

Stated simply, the Fund is not is not "transacting business" in Connecticut within the meaning § 33-920 and therefore is not in violation § 33-920. Connecticut General Statutes § 33-920(a) provides in pertinent part: "(a) A foreign corporation, other than an insurance, surety or indemnity company, may not transact business in this state until it obtains a certificate of authority from the Secretary of the State . . . ." Section 33-920(b) clarifies that "[t]hat the following activities, among others, do not constitute transacting business within the meaning of subsection (a) of this section: (1) Maintaining, defending or settling any proceeding; . . .(4) maintaining offices or agencies for the transfer, exchange or registration of the corporation's own securities or maintaining trustees or depositories with respect to those securities;. . . (6) soliciting or obtaining orders, whether by mail or through employees or agents or otherwise, if the orders require acceptance outside this state before they become contracts; (11) transacting business in interstate commerce."

The Fund is not required to obtain a certificate of authority from the Secretary of State because the Fund is transacting business in interstate commerce. Any contacts that the Fund may have with Connecticut are incidental to its operations as a mutual fund company. As noted by the District Court, "Connecticut, as a matter of state policy, has recognized the advantage of not imposing qualifications on the right of foreign corporations to conduct some kinds of commercial and financial transactions [in Connecticut] . . ." *Electric Regulator Corp. v. Sterling Extruder Corp.*, 280 F.Supp. 550, 554 (D. Conn. 1968) (holding that the defendant had not transacted business because its purchase of equipment from a Connecticut resident fell within the interstate commerce exception); *Hagar v. Zaidman,* 797 F.Supp. 132, 136 (D. Conn. 1992) (same). Because the Fund has not violated Connecticut General Statutes § 33-920, Plaintiff may not rely on § 33-929(e) as a basis for this Court to exercise jurisdiction over the Fund. On this basis alone, Plaintiff's Complaint against the Fund should be dismissed.

3. The Exercise of Jurisdiction Over the Fund Would Violate Basic Requirements of Due Process.

Even if Plaintiff could demonstrate that the Fund was amenable to jurisdiction under the long-arm statute, Plaintiff must also demonstrate that the exercise of jurisdiction would comport with constitutional due process requirements. Here, Plaintiff cannot do so.

Under the Due Process Clause of the Fourteenth Amendment to the United States Constitution, non-resident defendants enjoy protection from suits in places where they have no presence. *See e.g., Burger King Corp. v. Rudzewicz,* 471 U.S. 462, 474 (1985); *International Shoe v. Washington,* 326 U.S. 310, 316 (1945). Foreign defendants are not subject to personal jurisdiction unless they have sufficient minimum contacts with the forum state "to make it reasonable and just according to our traditional conception of fair play and substantial justice." *International Shoe,* 326 U.S. at 320.

The Supreme Court and courts of Connecticut have further refined this doctrine, holding that in order to subject a non-resident defendant to suit, a plaintiff must come forward with evidence to establish jurisdiction in one of two ways. A plaintiff may establish general jurisdiction over a defendant for all causes of action by demonstrating that the defendant has a systematic and continuous presence in the forum. *See Helicopteros Nacionales de Columbia, S.A. v. Hall,* 466 U.S. 408, 414 nn. 8-9 (1984); *Thomason v. Chemical Bank,* 234 Conn. 281, 285-86 (1995). Alternatively, the plaintiff may show that the Court has specific jurisdiction over a defendant for a particular matter as long as the claim arises out of the defendant's contacts with the forum state. *World-Wide Volkswagon Corp. v. Woodson,* 444 U.S. 286, 294 (1980).

In this case, Plaintiff cannot establish that the Fund is subject to either general or specific jurisdiction in Connecticut.

a) The Fund Is Not Subject to General Jurisdiction because The Fund Does Not Have Systematic or Continuous Contacts With Connecticut.

The Fund lacks sufficient contacts with Connecticut for the Court to exercise general jurisdiction over it. The Fund has never had an office in Connecticut, owns no real property in Connecticut, and maintains no employees or agents in Connecticut. The Fund's contacts with Connecticut are extremely limited compared to those cases in which courts have exercised general jurisdiction. *Compare Thomason, supra,* 234 Conn. at 298 (jurisdiction found over defendant who places numerous advertisements in national newspapers and magazines, has a substantial number of mortgage transactions in Connecticut and has a large credit card business in Connecticut); *Perkins v. Benguet Consolidated Mining Co.,* 342 U.S. 437, 447-48 (1952) (jurisdiction found when defendant company maintained an office for its president and general manager in the forum, distributed checks drawn on banks in the forum state, conducted transactions with banks from the forum state, etc.); *see also Wylie v. Sapphire Beach Resort and Marina,* 15 Conn. L. Rptr. 188, 190 (Conn. Super. 1995) (Pickett, J.) (contacts insufficient when defendant resort placed three advertisements within a one year period, sixty-six Connecticut travel agents booked vacations there and seven hundred Connecticut residents vacationed there in one year).

In contrast, in cases with circumstances analogous to those present here, Courts have refused to find general jurisdiction over claims related to mutual fund shares brought by customers against financial institutions. *Wellner v. Kasarjian,* 1999 WL 241737, * 7 (Conn. Super. 1999) (Peck, J.) (holding that bank which provided banking services and received subscriptions for the Sterling Fund lacked sufficient contact with Connecticut for the court to exercise general jurisdiction where bank had checking and savings account customers in Connecticut and sent advertisements to its customers in

Connecticut); *Skoot v. State Street Bank & Trust Co.*, 1997 WL 792985, * 3 (N. D. Ill. 1997) (bank which acted as custodian for mutual fund lacked sufficient contracts with the forum state for the court to exercise general jurisdiction where bank had several customers that resided in forum state and where bank had engaged in national advertising campaign).

b) The Court Lacks Specific Personal Jurisdiction Over the Fund.

"A state court will have specific jurisdiction over a nonresident defendant whenever the defendant has purposely directed [its] activities at residents of the forum . . . and the litigation [has] result[ed] from alleged injuries that arise out of or relate to those activities." *Thomason, supra,* 234 Conn. at 287-88. Plaintiff's claim simply does not arise out of *the Fund's* contacts with Connecticut. Of note, Oppenheimer is the administrative agent for Harold William George Lyons's IRA account. Any contacts that Oppenheimer may have had in Connecticut with Timothy R. Lyons or Jeffrey J. Lyons (both Connecticut residents) cannot be attributed to the Fund.

Moreover, the fact that *Oppenheimer* commenced the Interpleader Action in Connecticut does not constitute purposeful activity in Connecticut by *the Fund.* The Fund is a Massachusetts business trust that has no contacts with Connecticut. Oppenheimer's commencement of the interpleader action in Connecticut is not activity by the Fund in Connecticut. *See H.S.W. Enterprises v. Woo Lae Oak, Inc.*, 171 F.Supp.2d 135, 145 (S.D.N.Y. 2001) (principal's actions in causing agent corporation to file trademark lawsuit in New York did not consitute purposeful activity in the state by principal and therefore did not give rise to personal jurisdiction); *Gibbons v. Brown,* 716 So.2d 868, 870 (Fla. Dist. Ct. App. 1998) (fact that nonresident defendant, a passenger in a vehicle involved in a head on collision, had previously sued driver in the forum state for injuries related to such collision did not constitute sufficient minimum contacts with forum state to justify subjection defendant to personal jurisdiction in suit brought by vehicle's other passenger).

4. The Fund Did Not Consent to Personal Jurisdiction in Connecticut for Common Law Claims.

As an issuer of securities, the Fund is required by Connecticut General Statutes § 36b-33(g) to file a consent appointing the Commissioner of Connecticut's Department of Banking as the Fund's attorney "to receive service of any lawful process in any noncriminal suit, action, or proceeding against [it] *which arises under sections 36b-2 to 36b-33, inclusive* . . . ." Conn. Gen. Stat. § 36b-33(g) (emphasis added). Pursuant to § 33b-33(g), the Fund has filed a "Form U-2 Uniform Consent to Service Process" with the Banking Commissioner which is renewed annually. *See* Molleur Aff. at ¶ 9, Ex. B. As the express language of § 36b-33(g) provides, however, this consent to jurisdiction in Connecticut is narrow, covering only claims brought under Connecticut Uniform Securities Act, Conn. Gen. Stat. §§ 36b-2 – 36b-33 ("CUSA"). Since Plaintiff has not (and cannot in good faith) allege a cause of action against the Fund arising under CUSA, the Fund's limited consent to jurisdiction is inapplicable.

III. CONCLUSION

For the foregoing reasons, the Fund's Motion to Dismiss should be granted.

DEFENDANT
OPPENHEIMER GROWTH FUND

By: ______________________

Gregory W. Nye
Stewart E. Newman
BINGHAM McCUTCHEN LLP
One State Street
Hartford, CT 06103
(860) 240-2700
(860) 240-2818 (fax)
Juris. No. 27045
Its Attorneys

CERTIFICATION OF SERVICE

I hereby certify that a copy of the foregoing was sent via first class mail, postage prepaid, on this 14th day of March 2003 to the following counsel of record:

Brenden Leydon, Esq.
TOOHER & WOCL LLC
1100 Summer St.
Stamford, CT 06905

Stewart E. Newman

Only the Westlaw citation is currently available.

UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Superior Court of Connecticut.

Michael SNOW,
v.
NATION AUTO USA, INC., et al.

No. CV 98489979.

June 18, 1999.

Memorandum of Decision

SHORTALL.

*1 Presently before the court are the defendants' motions to dismiss for lack of personal jurisdiction. As the defendants have put forward separate arguments in support of their respective motions, the court will address each defendant's motion seriatim. First, however, some relevant factual background is appropriate. [FN1]

FN1. On March 15, 1999, this court heard oral argument on the motions to dismiss. The defendants, although indicating at the bottom of the first page of their motions that "testimony is required," presented no witnesses and made no offers of proof at that time. Nor did they file any affidavits or counter-affidavits, which are required to assert facts not apparent on the record. Practice Book § 10-31(a). Therefore, the court will consider "the undisputed factual allegations in the complaint as well as the undisputed factual allegations in the (plaintiff's) affidavits when adjudicating the motion ..." *Knipple v. Viking Communications, Ltd.*, 236 Conn. 602, 608, 674 A.2d 426 (1996).

The plaintiff, Michael Snow, is a New York resident. The defendant Nation Auto USA, Inc. ("Nation") is a corporation incorporated in both Connecticut and Delaware, and has a principal place of business in East Windsor, Connecticut. The defendant Condor Reinsurance Co., Ltd. ("Condor") is an Island of Nevas corporation with a principal place of business also in East Windsor. The defendant Michael Rozowicz is either a Massachusetts or New York resident, [FN2] and he is the president of Nation and a corporate officer of Condor.

FN2. The complaint and Nation's Connecticut certificate of incorporation indicate that Rozowicz is a Massachusetts resident, although Rozowicz's memorandum and Nation's Delaware certificate of incorporation indicate that he is a New York resident. (Rozowicz's Mem.Opp. p. 11; Rozowicz's Mem.Opp., Exhibit A.)

Snow and Rozowicz first met in 1987. At that time Rozowicz was the owner of a financially troubled automobile dealership located in Massachusetts. Because of the dealership's financial difficulties, Rozowicz hired Snow as his general manager to revive the business, which Snow did. As a result of Snow's success, Snow became the general manager for two other automobile dealerships located in Massachusetts and owned by Rozowicz.

In early 1996 Rozowicz and Snow discussed the formation of a new corporation, which subsequently became the defendant Nation, for the purpose of operating a used automobile superstore. The site upon which they settled was in East Windsor, Connecticut, and the business was established there. More specifically, Rozowicz approached Snow with the idea of forming the new corporation, and in exchange, inter alia, for Snow's overseeing of the business, Rozowicz offered Snow a 25% stock interest in the corporation. [FN3] Snow accepted Rozowicz's offer and thereafter performed his obligations under the parties' oral contract by contributing his efforts to the incorporation of Nation and performing his other agreed-upon duties.

FN3. Snow's complaint alleges that two other individuals, who are not at issue here, were also shareholders of the new corporation Nation. Thus, Nation had only four shareholders.

Sometime shortly after Nation was incorporated in 1996, Snow and Rozowicz decided to create the defendant Condor, as an "ancillary corporation" to Nation for the purpose of "insuring warranty work which Nation agreed to perform for its customers." (Pl.'s Cmplt 24.) Thus, in 1996 Condor was incorporated in Nevas. Snow was to receive a 25% interest in Condor in exchange for his work in developing and funding Nation.

By December 1996 Snow could no longer spend the majority of his time at Nation because the other automobile dealerships that he had managed previously for Rozowicz were beginning to suffer from his absence. Rozowicz and he decided that Snow should resume his position with Rozowicz's other dealerships and restore them to profitability, which again he did.

In early 1997 Nation began to flourish financially. As a result, $750.00 of Snow's shareholder salary was charged against Nation's revenue. Thereafter, in late 1997, Rozowicz paid each shareholder $12,500.00 from Nation's revenue.

*2 In February 1998 Snow informed Rozowicz that he could no longer manage Rozowicz's other automobile dealerships on a rotating basis. Consequently, Snow offered to: (1) buy 85% of Rozowicz's ownership share in the three Massachusetts dealerships and (2) retain his Nation stock. Rozowicz rejected Snow's offer. Moreover, Rozowicz also refused to transfer Snow's 25% ownership interest in both Nation and Condor to him.

As a result of the foregoing, Snow resigned from all of his management positions with Rozowicz's dealerships and commenced this action. Snow's complaint contains seven counts which are directed at three defendants. Snow's complaint alleges, respectively: (1) breach of contract against Rozowicz; (2) breach of contract against Nation; (3) breach of contract against Condor; (4) misrepresentation against Rozowicz; (5) breach of fiduciary duty against Rozowicz; (6) unjust enrichment against Rozowicz, Nation and Condor; and (7) violation of the Unfair Trade Practices Act ("CUTPA") against Rozowicz, Nation and Condor. At issue here are the defendants' motions to dismiss the plaintiff's complaint on the ground that the court lacks personal jurisdiction.

DISCUSSION

"A motion to dismiss ... properly attacks the jurisdiction of the court, essentially asserting that the plaintiff cannot as a matter of law and fact state a cause of action that should be heard by the court." (Emphasis in original; internal quotation marks omitted.) *Gurliacci v. Mayer,* 218 Conn. 531, 544, 590 A.2d 914 (1991). "Because a lack of personal jurisdiction may be waived by the defendant, the rules of practice require the defendant to challenge that jurisdiction by a motion to dismiss." (Internal quotation marks omitted.) *Knipple v. Viking Communications, Ltd.*, 236 Conn. 602, 605-06, 674 A.2d 426 (1996). "[A] motion to dismiss challenging the court's jurisdiction [requires] a two-part inquiry ... The trial court must first decide whether the applicable state longarm statute authorizes the assertion of jurisdiction over the [defendant]. If the statutory requirements [are] met, its second obligation [is] then to decide whether the exercise of jurisdiction over the [defendant] would violate constitutional principles of due process." (Internal quotation marks omitted.) *Id.*, 606, 674 A.2d 426.

"If a challenge to the court's personal jurisdiction is raised by a defendant, either by a foreign corporation or by a nonresident individual, the plaintiff must bear the burden of proving the court's jurisdiction." *Knipple v. Viking Communications, Ltd., supra,* 236 Conn. 607-08. [FN4] The motion to dismiss admits all facts that are well-pleaded, invokes the existing record and must be decided upon the face of the record alone. *Barde v. Board of Trustees,* 207 Conn. 59, 62, 593 A.2d 1000 (1988).

FN4. The plaintiff states in his memorandum that he need make only a "prima facie showing of jurisdiction" in order to defeat the defendants' motions to dismiss. (Pl.'s Mem.Opp., p. 8, citing *Marine Midland Bank, N.A. v. Miller,* 664 F.2d 899, 904 (2nd Cir.1981).) The plaintiff's reliance on *Marine Midland Bank,* however, is misplaced.

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In Connecticut, "[w]hen a motion to dismiss for lack of personal jurisdiction raises a factual issue which is not determinable from the face of the record, *the burden of proof is on the plaintiff to present evidence* which will establish jurisdiction." (Emphasis added.) *Standard Tallow Corporation v. Jowdy,* 190 Conn. 48, 53, 459 A.2d 503 (1983). This court is bound to apply the standard for jurisdiction as set forth in *Standard Tallow;* and as will be shown, infra, the difference between the two standards for in personam jurisdiction is not insignificant.

I. Nation

*3 Nation argues in support of its motion to dismiss that it is a Delaware corporation and that Snow is a New York resident. Therefore, Nation argues, under the express language of the applicable longarm statute, General Statutes § 33-929, this court cannot obtain personal jurisdiction over Nation.

In addition to being incorporated in Delaware, however, Nation is also incorporated in Connecticut. Therefore, the longarm statute is inapplicable; indeed, Nation conceded as much at the hearing before this court on March 15, 1999. The sheriff's return, dated August 17, 1998, indicates that Tina Janezic, Nation's office manager, received in-hand service of process of this action in accordance with General Statutes § 52-57(c). Accordingly, Nation's motion to dismiss for lack of personal jurisdiction is denied.

II. Condor

Condor advances the same argument in support of its motion to dismiss that Nation put forward in its motion; viz., that Condor is a foreign corporation and Snow is a resident of New York. Therefore, pursuant to General Statutes § 33-929(f), this court cannot exercise personal jurisdiction over Condor.

It is undisputed that Condor, having been incorporated in the Island of Nevas on September 24, 1996, is a foreign corporation. (Condor's Mem.Supp., Exhibit A.) General Statutes § 33-929(f) provides in relevant part: "Every foreign corporation shall be subject to suit in this state, *by a resident of this state or by a person having a usual place of business in this state* ..." (Emphasis added.) Here, the plaintiff is neither a resident of Connecticut, nor is there any evidence before the court that the plaintiff has a usual place of business in this state. "Where a statute is clear on its face, there is no room for construction." *Cote v. Gordon,* 40 Conn.Supp. 15, 17, 478 A.2d *631 (1984); *Verrastro v. Siversten,* 188 Conn. 213, 448 A.2d 1344 (1982). Thus, under the express wording of subsection (f) of General Statutes § 33-929, this court could not exercise personal jurisdiction over Condor.

Nonetheless, "General Statutes § [33-929] permits the Connecticut courts to exercise jurisdiction over a foreign corporation, regardless of the corporation's consent ... where '[t]he foreign corporation is transacting business in the state without a certificate of authority to do so, and the cause of action arises out of such business' ..." *Travel v. Kelly,* Superior Court, judicial district of New London at New London, Docket No. 539344 (March 12, 1997) (Hurley, J.T.R.). General Statutes § 33-929(e) provides: "Every foreign corporation which transacts business in this state in violation of section 33-920 shall be subject to suit in this state upon any cause of action arising out of such business." Pursuant to this subsection of the longarm statute, there is no requirement that the plaintiff be a resident of this state for the court to exercise personal jurisdiction over the foreign corporation. It is a requirement, however, for the exercise of personal jurisdiction under this subsection that the foreign corporation be conducting business in this state in violation of General Statutes § 33-920.

*4 General Statutes § 33-920 provides in pertinent part: "(a) A foreign corporation, other than an insurance, surety or indemnity company, may not transact business in this state until it obtains a certificate of authority from the Secretary of State ... No insurance, indemnity or surety company shall transact business in this state until it has procured a license from the Insurance Commissioner in accordance with the provisions of section 38a-41." [FN5] Presently, there is nothing before

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the court to indicate whether Condor has or has not acquired a certificate of authority from the State or a license from the Insurance Commissioner. Hence, this court is unable to determine whether the defendant has violated General Statutes § 33-920 for purposes of applying General Statutes § 33-929(e) to this action.

FN5. General Statutes § 38a-1(11) defines an "insurer" or "insurance company" as "any corporation ... doing any kind or form of insurance business other than a fraternal benefit society, and shall include a receiver of any insurer when the context reasonably permits." Here, Condor would be an insurer or insurance company under the statute because it was incorporated "primarily for the purpose of insuring work which Nation agreed to perform for its customers." (Pl.'s Cmplt ¶ 24.)

Thus, Snow has failed to meet his burden of proof that personal jurisdiction exists over Condor pursuant to subsection (e) of General Statutes § 33-929, and, for that reason, Condor's motion to dismiss must he granted. See *Knipple v. Viking Communications, Ltd., supra,* 236 Conn. 607-08 (plaintiff must bear burden of proving court's jurisdiction).

III. Rozowicz

Rozowicz argues in support of his motion to dismiss that, under the precise wording of General Statutes § 52-59b, the court may not exercise personal jurisdiction over him in this action. Specifically, Rozowicz argues that the acts which give rise to Snow's claims occurred in New York, not Connecticut. Further, Rozowicz claims that Snow's causes of action do not allege that Rozowicz committed a tortious act within Connecticut. Finally, Rozowicz argues that any tortious conduct which he allegedly committed did not cause injury to a person or property within Connecticut. Additionally, Rozowicz claims that the court's exercise of personal jurisdiction over him in this action would violate constitutional principles of due process.

For the following reasons the court finds that the plaintiff has sufficiently alleged that Rozowicz committed a tortious act in Connecticut, and that the exercise of personal jurisdiction over him is appropriate pursuant to General Statutes § 52-59b(a)(2).

General Statutes § 52-59b(a) provides, in pertinent part, "As to a cause of action arising from any acts enumerated in this section, a court may exercise personal jurisdiction over any nonresident individual ... who in person or through an agent: (2) commits a tortious act within the state ... Under this subsection of the longarm statute both nonresident private individuals and nonresident corporate officers are equally subject to the personal jurisdiction of the court if they commit a tortious act within this state.

"Where ... an agent or officer commits or participates in the commission of a tort, whether or not he acts on behalf of his principal or corporation, he is liable to third persons injured thereby." *Scribner v. O'Brien,* 169 Conn. 389, 404, 363 A.2d 160 (1975). "It is black letter law that an officer of a corporation who commits a tort is personally liable to a victim regardless of whether the corporation is liable." *Kilduff v. Adams, Inc.,* 219 Conn. 314, 331-32, 593 A.2d 478 (1991). No piercing of the corporate veil for the imposition of personal liability is necessary. *Id.,* 331, 593 A.2d 478. Also, for the purposes of establishing jurisdiction under General Statutes § 52-59b(a)(2), "[r]egardless of where the harm is suffered, the tort must be committed in Connecticut, and the defendant must be physically present within the state at the time of commission." (Internal quotation marks omitted.) *Abrams v. Riding High Dude Ranch, supra,* Superior Court, Docket No. 345046.

*5 The tort of misrepresentation is committed when one, in the course of his business or employment, supplies false information for the guidance of another in his business transactions, and that person justifiably relies to his pecuniary loss upon the false information; provided that the misrepresenting party fails to exercise reasonable care or competence in communicating the information. See *Williams Ford, Inc. v. Hartford Courant Co.,* 232 Conn. 559, 575, 657 A.2d 212 (1995).

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Although the plaintiff's complaint does not specifically allege when and where Rozowicz first allegedly misrepresented to Snow that he would transfer to him a percentage share in Nation and Condor, the plaintiff's affidavit does state that Rozowicz, at least on one occasion, made such a misrepresentation in Connecticut. (Pl.'s Mem.Opp., Affidavit ¶ 5.) Furthermore, the allegations of count four of the plaintiff's complaint sufficiently set forth such facts that Rozowicz, personally, committed the tort of misrepresentation. (Pl.'s Cmplt ¶¶ 10-13, 18-20, 53-59.)

Therefore, when the allegations of Snow's complaint are viewed in a light most favorable to him, and those allegations are read together with the unrefuted statements in his affidavits, this court finds that Snow has met his burden of proving, for purposes of establishing personal jurisdiction, that Rozowicz, personally, committed the tort of misrepresentation in Connecticut. Consequently, pursuant to General Statutes § 52-59b(a)(2), this court has statutory longarm jurisdiction over Rozowicz.

Because the court finds that Snow has met his burden of proof that this court has statutory longarm jurisdiction over Rozowicz, it is necessary for the court to address whether the exercise of jurisdiction in this action would comport with the constitutional requirements of due process. "The due process clause of the [f]ourteenth [a]mendment permits a state to exercise personal jurisdiction over a non-resident defendant with whom it has 'certain minimum contacts ... such that the maintenance of the suit does not offend traditional notions of fair play and substantial justice.' [Internal quotation marks omitted.] *Calder v. Jones,* 465 U.S. 783, 788, 104 S.Ct. 1482, 1486, 79 L.Ed.2d 804 (1984) (quoting *Milliken v. Meyer,* 311 U.S. 457, 463, 61 S.Ct. 339, 342, 85 L.Ed.2d 278 (1940) and *International Shoe Co. v. Washington,* 326 U.S. 310, 316, 66 S.Ct. 154, 158, 90 L.Ed. 95 (1945))." *Chaiken v. VW Pub. Corp.,* 119 F.3d 1018, 1027 (2nd Cir.1997).

"The due process test for personal jurisdiction has two related components: the 'minimum contacts' inquiry and the 'reasonableness' inquiry. The court must first determine whether the defendant has sufficient contacts with the forum state to justify the court's exercise of personal jurisdiction. See *International Shoe,* 326 U.S. at 316, 66 S.Ct. at 158." *Metropolitan Life Ins. Co. v. Robertson-Ceco Corp.,* 84 F.3d 560, 567 (2d Cir.1996). "Once a court has determined that a defendant has purposefully established minimum contacts within the forum state, [the] contacts may be considered in the light of certain factors to determine whether the assertion of personal jurisdiction would comport with 'fair play and substantial justice.' *Burger King,* [471 U.S. 462, 476, 105 S.Ct. 2174, 2184, 85 L.Ed.2d 528 1985)] ..." *United Elec. Workers v. 163 Pleasant Street Corp.,* 987 F.2d 39, 46 (1st Cir.1993).

A. Minimum Contacts

***6** In determining whether minimum contacts exist, the court considers the relationship among the defendant, the forum, and the litigation. *Keeton v. Hustler Magazine, Inc.,* 465 U.S. 770, 775, 104 S.Ct. 1473, 1478, 79 L.Ed.2d 790 (1984). "The requisite 'minimum contacts' necessary to subject a defendant to suit are not determined through a mechanical or quantitative evaluation of the defendant's activities in the forum, but rather through a qualitative examination of the [defendant's relationship with the forum and the litigation.]" *Combustion Engineering, Inc. v. NEI International Combustion, Ltd.,* 798 F.Supp. 100, 104 (D.Conn.1992). "A plaintiff need only demonstrate that the defendant could have reasonably anticipated being haled into court ... in Connecticut and that the plaintiff's cause of action is not materially different from an action that might have resulted directly from [the contacts]." *Thomason v. Chemical Bank,* 234 Conn. 281, 296, 661 A.2d 595 (1995). "The specific facts of each case necessarily determine the outcome of a minimum contacts analysis." *United States Trust Co. v. Bohart,* 197 Conn. 34, 42, 495 A.2d 1034 (1985).

Based upon the allegations of Snow's complaint, as well as the undisputed statements in his affidavits, Rozowicz has sufficient minimum contacts with Connecticut

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to satisfy the requirements of due process under the federal Constitution. Rozowicz frequently traveled to Connecticut in his effort to establish Nation and Condor, and he purposefully chose East Windsor, Connecticut for the location of his Nation automobile dealership. See *Electri- Cable Assemblies, Inc. v. UNI-Source Office Furniture Parts, Inc.* Superior Court, judicial district of Connecticut, Docket No. 052609 (July 11, 1997) (Flynn, J.) (defendant traveled to Connecticut twice on business). Further, Rozowicz purposefully engaged in an ongoing business relationship with GMAC in Connecticut. Finally, Rozowicz allegedly committed the tort of misrepresentation in Connecticut.

Accordingly, the court finds that Snow's evidence demonstrates that Rozowicz purposefully availed himself of the protections of the laws of Connecticut, and the constitutional requirement that Rozowicz have minimum contacts with the forum state is met.

B. Fairness

"Once the plaintiff has established that minimum contacts exist, the burden of proof shifts to the defendant who then must present a compelling case that the presence of some other considerations would render jurisdiction unreasonable." (Internal quotation marks omitted.) *Inset Systems, Inc. v. Instruction Set, Inc.,* 937 F.Supp. 161, 165 (D.Conn.1996). "Once minimum contacts have been established, the reasonableness of the exercise of jurisdiction must be determined by an evaluation of several factors ..." (Internal quotation marks omitted.) *Metropolitan Life Ins. Co. v. Robertson-Ceco Corp., supra,* 84 F.3d 573.

*7 The court finds that the application of the United States Supreme Court's five part test [FN6] to the facts in this case, demonstrates that the assertion of personal jurisdiction over this defendant would comport with "traditional notions of fair play and substantial justice." *International Shoe Co. v. Washington,* 326 U.S. 310, 316, 66 S.Ct. 154, 158, 90 L.Ed. 95 (1945).

FN6. "Whether it is 'reasonable' to exercise jurisdiction in a particular case depends on '(1) the burden that the exercise of jurisdiction will impose on the defendant; (2) the interests of the forum state in adjudicating the case; (3) the plaintiff's interests in obtaining convenient and effective relief; (4) the interstate judicial system's interest in obtaining the most efficient resolution of the controversy; and (5) the shared interest of the states in furthering substantive social policies.' *Metropolitan Life,* 84 F.3d at 568 (citing *Asahi Metal Indus. Co. v. Superior Court,* 480 U.S. 102, 113-14, 107 S.Ct. 1026, 1032- 33, 94 L.Ed.2d 92 (1987) ..." *Chaiken v. VV Pub. Corp., supra,* 119 F.3d 1028. "The minimum requirements inherent in the concept of 'fair play and substantial justice' may defeat the reasonableness of jurisdiction even if the defendant has the requisite minimum contacts with the forum." *Inset Systems, Inc. v. Instruction Set, Inc., supra,* 937 F.Sup. 165.

First, the burden on Rozowicz resulting from the assertion of jurisdiction would be minimal. Rozowicz frequently travels to Connecticut, as he is the president of Nation which is located in East Windsor. Second, the interests of Connecticut in adjudicating the action are significant, as Nation is a Connecticut corporation, and many of the alleged tortious acts took place in this state. Third, Snow's interests in obtaining convenient and effective relief are not compromised by adjudicating this action in Connecticut, since Snow purposefully chose this forum to adjudicate this matter. Fourth, the interstate judicial system's interest in obtaining the most efficient administration of justice lies in Connecticut. "In evaluating this factor, courts generally consider where witnesses and evidence are likely to be located." (Internal quotation marks omitted.) *Metropolitan Life Ins. Co. v. Robertson-Cece Corp., supra,* 84 F.3d 574. The Nation dealership is located in this state, and many relevant witnesses also reside here. Finally, the states' shared interests in furthering substantive social policies are unaffected.

In light of the foregoing, the court finds that Rozowicz's conduct and connection with this forum were such that he should reasonably have anticipated being haled into court here,

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Harold Wylie, Jr. v. Sapphire Beach Resort and Marina

Superior Court at Litchfield
No. CV 950067304
Memorandum Filed August 4, 1995

Jurisdiction - Foreign Corporations - Solicitation of Business - No Jurisdiction of Personal Injury Action Against Virgin Islands Resort Based on Solicitation of Connecticut Customers. There is no jurisdiction under the Connecticut Longarm Statute, CGS §33-411(c)(2), over a Virgin Islands resort in an action for injuries to a guest based only the facts that the resort placed three advertisements within a year in the *Hartford Courant*, accepted bookings from 66 Connecticut travel agents over a two-year period and had 700 Connecticut residents as guests in a recent year. The opinion contains a useful discussion of the 1995 Supreme Court decision in *Thomason v. Chemical Bank* holding that the Longarm Statute authorizes general as opposed to specific jurisdiction so that jurisdiction may be established by proof of activities within the state not directly related to the plaintiff's claim.

PICKETT, J.

FACTS

The plaintiff, Harold Wylie, Jr., commenced this action against the defendant, Sapphire Beach Resort and Marina, to recover damages for personal injuries he allegedly sustained while he was vacationing at the defendant's resort in St. Thomas, U.S. Virgin Islands. The one count complaint alleges that while the plaintiff was a guest at the defendant's hotel from February 25, 1994 to March 5, 1994, he became ill and suffered injuries after eating dinner at the Sea Grape Restaurant, which is owned and operated by the defendant. The plaintiff claims that his injuries were caused by the defendant's negligent food preparation and inspection. The plaintiff also alleges that the defendant is subject to suit in Connecticut under General Statutes Sec. 33-411(c), the foreign corporation long-arm statute. The defendant now moves to dismiss this action on the grounds that this court lacks personal jurisdiction.

In support of its motion to dismiss, the defendant filed a memorandum of law and the affidavit of Lisa Novy Wikowski, the defendant's director of marketing. The affidavit attests that in 1994, 728 Connecticut residents stayed at Sapphire Beach; that Sapphire Beach has placed a total of three advertisements in the Hartford Courant, one on September 20, 1993, another on February 7, 1994, and one on September 11, 1994; that Sapphire Beach has received bookings from a total of sixty-six Connecticut travel agents in the past two years; and that Sapphire Beach has no officers, agents, representatives or conducts any business of any kind in Connecticut.

In opposition to this motion, the plaintiff submitted a memorandum of law. The plaintiff did not submit any counter-affidavits and did not request the evidentiary hearing that is required when issues of fact are necessary to the determination of a court's jurisdiction. See *Standard Tallow Corporation v. Jowdy*, 190 Conn. 48, 56, 459 A.2d 503 (1983). Instead, the plaintiff argues in his memorandum that the facts contained in the defendant's affidavit support his contention that this court has personal jurisdiction over the defendant. Since the plaintiff relies on the defendant's affidavit and has not submitted any further evidence to assist the court in determining this jurisdictional question, the court concludes that there are no issues of fact and, thus, due process does not mandate an evidentiary hearing. The sole question before the court, therefore, is whether the facts attested to in the defendant's affidavit are sufficient to support a determination that this court has personal jurisdiction over the defendant.

Lack of personal jurisdiction is properly raised by a motion to dismiss. *Chrysler Credit Corp. v. Fairfield Chrysler-Plymouth, Inc.*, 180 Conn. 223, 226, 429 A.2d 478 (1980). When jurisdiction is asserted on the basis of the long-arm statutes, and the defendant challenges jurisdiction by a motion to dismiss, the burden of proof is on the plaintiff to present evidence that will establish jurisdiction. *Standard Tallow Corp. v. Jowdy, supra*, 190 Conn. 48, 54, 459 A.2d 503 (1983). The court, in deciding a motion to dismiss, must consider the allegations of the complaint in their most favorable light. *Vitale Fireworks Company, Inc. v. Mantsuna*, 12 CONN. L. RPTR. 579 (October 31, 1994) (Pickett, J.). A motion to dismiss will be denied where a plaintiff is able to make a prima facie showing that defendant's conduct was sufficient for a court to exercise personal jurisdiction. *In re Connecticut Asbestos Litigation*, 677 F.Sup. 70, 72 (D. Conn. 1986).

In support of its motion, the defendant argues that this court may not assert jurisdiction over it under the long-arm statute. The defendant claims that Sec. 33-411(c)(2) requires a direct link between a foreign corporation's solicitation in this state and the plaintiff's cause of action. The defendant argues that the plaintiff has not pleaded or produced evidence demonstrating such a connection. The defendant also argues that the plaintiff has failed to demonstrate how his cause of action "arises out of" business solicited in this state. Finally, the defendant argues that even if this court has jurisdiction under the long-arm statute, the exercise of such jurisdiction would offend federal constitutional due process requirements.

In opposition to this motion, the plaintiff argues that Sec. 33-411(c) does not require a causal connection between the business solicited in this state and the plaintiff's cause of action. Instead, the plaintiff contends that the defendant's advertising in Connecticut constitutes repeated solicitation sufficient for this court to assert jurisdiction over the defendant. Furthermore, the plaintiff contends that the defendant has sufficient contacts with this state to satisfy due process requirements.

Analysis of a procedural challenge to personal jurisdiction over a foreign corporation is a two-step process. *Frazer v. McGowan*, 198 Conn. 243, 246, 502 A.2d 905 (1986); see also *United States Trust Co. v. Bohart*, 197 Conn. 34, 38-39, 495 A.2d 1034 (1985); *Lombard Brothers, Inc. v. General Asset Management Co.*, 190 Conn. 245, 250, 460 A.2d 481 (1983); *Gaudio v. Gaudio*, 23 Conn.App. 287, 298-300, 580 A.2d 1212, cert. denied, 217 Conn. 803, 584 A.2d 471 (1990); *Hill v. W.R. Grace & Co.*, 42 Conn.Sup. 25, 28, 598 A.2d 1107, 4 CONN. L. RPTR. 495 (1991) (Licari, J.). The court must first inquire whether, under the facts of the case, the state's long-arm statute may be asserted as a basis for jurisdiction over the defendant. *Frazer v. McGowan*, *supra*, 198 Conn. 246; *Lombard Brothers, Inc. v. General Asset Management Co.*, *supra*, 190 Conn. 250. Once jurisdiction has attached under the long-arm statute, the court must then determine whether the exercise of jurisdiction satisfies the federal constitutional requirements of due process. *Frazer v. McGowan*, *supra*, 198 Conn. 246.

Under Sec. 33-411(c), a suit may be brought against a foreign corporation, "whether or not such foreign corporation is transacting business in this state . . . on any cause of action arising . . . (2) out of any business solicited in this state by mail or otherwise if the corporation has repeatedly so solicited business, whether the orders or offers relating thereto were accepted within or without the state." This subsection, as opposed to Sec. 33-411(b), "confers jurisdiction over designated causes of action without regard to whether a foreign corporation transacts business in Connecticut and without regard to a causal connection between the plaintiff's cause of action and the defendant's presence in this state. [The language of Sec. 33-411(c) requires] inquiry not only into the various elements of the plaintiff's cause of action . . . but also into the totality of contacts which the defendant may have with the forum." *Lombard Bros., Inc. v. General Asset Management Co.*, *supra*, 190 Conn. 253-54; *Frazer v. McGowan*, *supra*, 198 Conn. 248. "Under [Sec. 33-411(c)], consistent with the constitutional demands of due process, it is the totality of the defendant's conduct and connection with the state that must be considered, on a case by case basis, to determine whether the defendant could reasonably have anticipated being haled into court here." (Citations and internal quotation marks omitted.) *Frazer v. McGowan*, *supra*, 249.

The Connecticut Supreme Court recently addressed the requirements for assertion of personal jurisdiction over a foreign corporation under Sec. 33-411(c)(2) in *Thomason v. Chemical Bank*, 234 Conn. 281 (1995). Contrary to the defendant's assertion, the court held that this statute "does not entirely preclude the exercise of 'general' jurisdiction and that the phrase 'arising out of' in the statute . . . does not require a causal connection between the defendant's forum-oriented activities and the plaintiff's lawsuit." *Id.*, 290. The court interpreted Sec. 33-411(c)(2) as not requiring a showing of a causal connection, as the federal constitutional test for "specific" jurisdiction requires, because "the statute does not demand proof that a particular plaintiff's business was solicited in Connecticut." *Id.*, 296. Since the Sec. 33-411(c)(2) requires proof "that a particular cause of action is similar to a cause of action that could have been brought here by a person whose business the defendant did solicit, the statute is more restrictive than the federal test for general jurisdiction, under which this state could have elected to exercise jurisdiction over causes of action wholly unrelated to the defendant's conduct in this forum." *Id.*, 296-97.

In *Thomason*, the court concluded that "[f]or purposes of Sec. 33-411(c)(2), a plaintiff's 'cause of action aris[es] . . . out of . . . business in this state' if, at the time the defendant engaged in solicitation in Connecticut, it was reasonably foreseeable that, as a result of that solicitation, the defendant could be sued in Connecticut by a solicited person on a cause of action similar to that now being brought by the plaintiffs." *Id.*, 296. "A plaintiff need only demonstrate that the defendant could reasonably have anticipated being haled into court here by *some person who had been solicited* in Connecticut and that the plaintiff's cause of action is not materially different from an action that might result from that solicitation." (Emphasis in original.) *Id.*

Applying this analysis to the undisputed facts of this case, the statute and constitution do not permit the exercise of jurisdiction over this defendant. The undisputed facts, as set forth in the defendant's affidavit, do not satisfy the statutory requirement that the cause of action "arise[s] . . . out of . . . business solicited in this state . . ." The only evidence of business solicited in this state is that the defendant placed a total of three advertisements in the Hartford Courant from September 1993 to September 1994. Neither party submitted the contents of these advertisements, although they presumably sought Connecticut residents to stay at the defendant's resort. The court cannot say, however, that the defendant could reasonably have anticipated being haled into this court by some person who had been solicited in Connecticut by one of these advertisements. Furthermore, the court cannot conclude, based on the facts presently before it, that the plaintiff's negligence action is not materially different from an action that might have resulted directly from the Hartford Courant advertisements. The plaintiff has not met its burden of showing that, as a result of the three Hartford Courant advertisements, it was reasonably foreseeable that the defendant could be sued here by a solicited person on a cause of action similar to the plaintiff's action.

Furthermore, the court is not convinced that the defendant "repeatedly so solicited business" in this state. The plaintiff relies on *McFaddin v. National Executive Search, Inc.*, 354 F.Supp. 1157 (D.Conn. 1973), but in that case the defendant placed six advertisements over a six-month period in a newspaper with Connecticut circulations. Here, the defendant placed three advertisements in a Connecticut newspaper over a one-year period. This court is not prepared to accept the plaintiff's assertion that placing more than one advertisement in a Connecticut newspaper is sufficiently repetitious solicitation under Sec. 33-411(c)(2). Moreover, in *Thomason v. Chemical Bank, supra*, the court based its determination that the trustee bank "repeatedly so solicited business" in this state on the defendant's numerous advertisements in newspapers and magazines; its substantial number of mortgage transactions in Connecticut; and its large credit card business in Connecticut. *Thomason v. Chemical Bank, supra*, 298. Additionally, the court concluded that the defendant's activities could be characterized as an "organizational network that is likely to prompt a significant number of Connecticut" residents to place business with the bank. *Id.*, citing *Frazer v. McGowan, supra*, 198 Conn. 251-52.

In the present case, the plaintiff presented no evidence of such an "organizational network." While the plaintiff claims in his memorandum of law that the defendant established such an organizational network by supplying travel agencies with brochures, he submitted no evidence of any such activities. Instead, the plaintiff chose to rely on the defendant's affidavit, even though he bears the burden to establish jurisdiction under our long-arm statute. Finally, the court is not convinced that bookings from sixty-six Connecticut travel agents in the past two years demonstrates repeated business solicitation in this state. There simply is no evidence for the court to conclude under what circumstances these bookings were made and therefore whether they constitute repeated business solicitation under Sec. 33-411(c)(2). Viewing the totality of the defendant's contacts and connections with this state, this court is not convinced that the defendant reasonably could anticipate being haled into court here.

Even if this court were to conclude that there was an "adequate connection" between the defendant's act of solicitation and the plaintiff's cause of action to satisfy Sec. 33-411(c)(2)'s requirements; *Thomason v. Chemical Bank, supra*, 299; *Frazer v. McGowan, supra*, 198 Conn. 252; this court is not convinced that the exercise of jurisdiction would comport with principles of due process. Instead, based on the record before the court, the exercise of general jurisdiction is not constitutionally permitted.

Due process requirements are satisfied when personal jurisdiction is asserted over a foreign corporation that has "certain minimum contacts with [the forum] such that the maintenance of the suit does not offend 'traditional notions of fair play and substantial justice.' " *International Shoe Co. v. Washington*, 326 U.S. 310, 316, 90 L.Ed. 95, 66 S.Ct. 154 (1945). "Even when a cause of action does not arise out of or relate to the foreign corporation's activities in the forum State, due process is not offended by a State's subjecting the corporation to its in personam jurisdiction when there are sufficient contacts between the State and the foreign corporation." *Helicopteros Nacionales de Colombia v. Hall*, 466 U.S. 408, 414, 80 L.Ed.2d 404, 104 S.Ct 1868 (1984). In this case, the plaintiff has not established that such sufficient contacts exist.

The only evidence of the defendant's contacts with this state are three newspaper advertisements over a one year period, approximately seven hundred Connecticut residents who vacationed at the defendant resort in 1994 and sixty-six Connecticut travel agents who booked the defendant resort over the last two years. These activities do not show that the defendant "has been carrying on in [Connecticut] a continuous and systematic, but limited, part of its general business." *Thomason v. Chemical Bank, supra*, 234 Conn. 300; *Perkins v. Benquet Consolidated Mining Co.*, 342 U.S. 437, 438, 72 S.Ct. 413, 96 L.Ed. 485 (1952). In cases where courts have exercised general jurisdiction over foreign corporations based on this standard, the corporation's contacts with the forum state were much more substantial than this defendant's contacts with Connecticut. For example in *Thomason*, the defendant conducted a substantial credit card business in Connecticut, regularly solicited general business in this state and held title as a mortgagee to property here. *Thomason v. Chemical Bank, supra*. Also, in *Perkins* the president and general manager of the defendant corporation maintained an office in the forum state, kept company files there, carried on correspondence related to business there, distributed salary checks drawn on banks from the forum state, and conducted transactions with banks from the forum state. *Perkins v. Benquet Consolidated Mining Co., supra*, 342 U.S. 438. Unlike these cases, the evidence of the defendant's activities in this state fails to establish that it carried on a "continuous and systematic, but limited, part of its general business" here, and therefore the exercise of general jurisdiction would not be "reasonable and just." *Thomason v. Chemical Bank, supra*, 300; see *Helicopteros Nacionales de Colombia v. Hall, supra*, 466 U.S. 415-19.

For these reasons, the defendant's motion to dismiss is granted.

Only the Westlaw citation is currently available.

UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Superior Court of Connecticut.

Murray I. WELLNER,
v.
Kenneth KASARJIAN et al.

No. CV 96562940.

April 6, 1999.

MEMORANDUM OF DECISION

PECK.

I.

*1 The plaintiff brings this cause of action alleging the defendants engaged in a fraudulent securities scheme. Presently, before the court is the motion to dismiss of the defendant United Jersey Bank nka Summit Bank (Summit Bank) for lack of personal jurisdiction. This court holds that Connecticut lacks personal jurisdiction over Summit Bank because it did not act purposely toward Connecticut in receiving the relevant escrow account involved in this case. In addition, Summit Bank does not have sufficient contacts with Connecticut for this court to exercise general jurisdiction over it.

II.

This case arises out of alleged fraudulent misrepresentations or omissions in the offer or sale of interests in The Sterling Fund, LLC (Sterling Fund). The Sterling Fund is a Delaware limited liability company designed to purchase equipment subject to lease-purchase obligations of state and local governments. The plaintiff Murray Wellner, a resident of West Hartford, received a prospectus concerning the Sterling Fund. According to the prospectus of the Sterling Fund, Summit Bank would provide banking services and receive subscriptions for the company. On December 30, 1995, the plaintiff invested in the Sterling Fund by endorsing a personal check to Summit Bank as "escrow agent" in the amount of $500,000. On August 5, 1996, the plaintiff filed suit against Summit Bank and seven other defendants alleging a violation of the Connecticut Uniform Securities Act, common law fraud, negligent misrepresentation, a violation of CUTPA, breach of fiduciary duty, and civil conspiracy. [FN1] He alleges that the prospectus was false and misleading.

FN1. The plaintiff also alleges breach of contract against Summit Bank.

On October 1, 1996, Summit Bank's senior vice president Richard Rein submitted an affidavit to the court. According to this affidavit, Summit Bank is a bank organized under the laws of New Jersey. It has never had an office or branch in Connecticut. In addition, Summit Bank does not advertise with Connecticut newspapers, radio stations or television stations, and it does not specifically seek the business of Connecticut residents with its advertisements.

According to Rein's affidavit, Summit Bank's Corporate Trust Department received the plaintiff's funds in New Jersey. The Corporate Trust Department did not solicit this business or similar business in the state of Connecticut. The arrangement that Summit Bank had for receipt of such funds did not call for it to perform any acts in Connecticut and none of the other defendants in the lawsuit were authorized to act as Summit Bank's agent.

The plaintiff filed his complaint against Summit Bank and the other defendants on August 5, 1996. Summit Bank filed its motion to dismiss on October 1, 1996 claiming that this court lacks personal jurisdiction over it. Summit Bank and the plaintiff have filed memoranda of law supporting their respective positions. This court heard oral argument on December 7, 1998.

III.

"A motion to dismiss ... properly attacks the

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jurisdiction of the court, essentially asserting that the plaintiff cannot as a matter of law and fact state a cause of action that should be heard by the court." (Emphasis omitted; internal quotation marks omitted.) *Gurliacci v. Mayer,* 218 Conn. 531, 544, 590 A.2d 914 (1991). "The court, in deciding a motion to dismiss, must consider the allegations of the complaint in their most favorable light." (Internal quotation marks omitted.) *Savage v. Aronson,* 214 Conn. 256, 263, 571 A.2d 696 (1990). "A motion to dismiss admits all facts well pleaded, invokes the existing record and must be decided upon that alone ... Where, however ... the motion is accompanied by supporting affidavits containing undisputed facts, the court may look to their content for determination of the jurisdictional issue and need not conclusively presume the validity of the allegations of the complaint." (Citations omitted; internal quotation marks omitted.) *Barde v. Board of Trustees,* 207 Conn. 59, 62, 539 A.2d 1000 (1988). When a defendant challenges a court's jurisdiction over it, it is the plaintiff's burden to prove facts that establish the requisite minimum contacts when those facts are contested. See *Standard Tallow Corp. v. Jowdy,* 190 Conn. 48, 53-54, 459 A.2d 503 (1983).

***2** A court may exercise jurisdiction over a foreign corporation only if the defendant's interstate activities meet the requirements of the Connecticut longarm statute, General Statutes § 33-929, and the due process clause of the United States constitution. See *Thomason v. Chemical Bank,* 234 Conn. 281, 285-86, 661 A.2d 595 (1995).

IV.

Under Connecticut law, "[e]very foreign corporation [is] subject to suit in this state ... whether or not such foreign corporation is transacting or has transacted business in this state ... on any cause of action arising as follows: (1) Out of any contract made in this state or to be performed in this state; (2) out of any business solicited in this state ... if the corporation has repeatedly so solicited business ...; (3) out of the production, manufacture or distribution of goods by such corporation with the reasonable expectation that such goods are to be used or consumed in this state ...; or (4) out of tortious conduct in this state ..." General Statutes § 33-929(f). This statute requires this court to inquire not only into the various elements of the plaintiff's cause of action spelled out in its various subparts, but also into the "totality of contacts which the defendant may have with the forum." *Thomason v. Chemical Bank, supra,* 234 Conn. 291.

Summit Bank claims that it lacks sufficient contacts with Connecticut for this court to exercise personal jurisdiction over it. Summit Bank contends that the plaintiff has not proven that it is subject to jurisdiction under either the Connecticut longarm statute or the due process clause of the United States constitution. The plaintiff insists that Summit Bank has satisfied subdivisions (1), (2) and (4) of the longarm statute and constitutional due process requirements for the exercise of personal jurisdiction. [FN2]

FN2. The plaintiff cites General Statutes § 33-1219 for the subdivisions that it relies upon to claim that this court has jurisdiction over Summit Bank. General Statutes §§ 33-929(f) & 33-1219(f) are similar provisions for the exercise of jurisdiction over a foreign corporation appearing in statutory provisions governing stock and nonstock corporations respectively. For the purposes of this memorandum, the court has assumed that Summit Bank is a stock corporation.

A.

According to General Statutes § 33-929(f)(4), a Connecticut court may exercise personal jurisdiction over a foreign corporation if the cause of action arises "out of tortious conduct in this state ..." False representations entering Connecticut by wire or mail constitute tortious conduct under General Statutes § 33-929(f)(4). See *Knipple v. Viking Communications,* 236 Conn. 602, 610, 674 A.2d 426 (1996). In his complaint, the plaintiff alleges that Summit Bank committed tortious conduct within Connecticut by delivering a false and misleading prospectus to the plaintiff. The plaintiff insists that the other defendants

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acted as the agents of Summit Bank when they fraudulently secured the plaintiff's investment. Summit Bank relies upon the affidavit of Richard Rein, its senior vice president, which states that none of the other defendants were authorized to act as the bank's agents. [FN3]

FN3. "Where the facts necessary to determine jurisdiction are disputed, 'due process requires that a trial-like hearing be held, [at the request of either party] in which an opportunity is provided to present evidence and to cross-examine adverse witnesses.' *Standard Tallow Corp. v. Jowdy, supra,* 190 Conn. 56." (Alteration in original.) *Knipple v. Viking Communications, supra,* 236 Conn. 608 n. 10. Despite an obvious dispute regarding the existence of an agency relationship, a trial-like hearing is not required since neither party requested one on this issue. See *id.* Therefore, this court will make its determination based upon the evidence before it.

Examining the allegations in the complaint and the evidence presented by the parties, this court concludes that Summit Bank lacks sufficient contacts with Connecticut to exercise personal jurisdiction over it based upon tortious conduct within Connecticut. The Sterling Fund's prospectus provided that Summit Bank would provide banking services for the Sterling Fund and receive compensation on a per-check basis. Clearly, Summit Bank would benefit from the success of the Sterling Fund. The Plaintiff, however, has failed to demonstrate how Summit Bank could reasonably expect to be haled into court in Connecticut merely receiving subscriptions for a Delaware limited liability company. See *Thomason v. Chemical Bank, supra,* 234 Conn. 296.

***3** In order to demonstrate that Summit Bank engaged in tortious conduct in Connecticut, the plaintiff must prove that Summit Bank acted as the principal in an agency relationship with the other defendants. "[T]he three elements required to show the existence of an agency relationship include: (1) a manifestation by the principal that the agent will act for him; (2) acceptance by the agent of the undertaking; and (3) an understanding between the parties that the principal will be in control of the undertaking." (Internal quotation marks omitted.) *Hallas v. Boehmke & Dobosz, Inc.* 239 Conn. 658, 673, 686 A.2d 491 (1997). Other than citing the provisions in the Sterling Fund's prospectus providing that Summit Bank would provide its banking services, the plaintiff presented no evidence to support his contention that the other defendants acted as the agents of Summit Bank in dealing with him. Summit Bank indicates that it did not authorize any of the defendants to act as its agents. The plaintiff has the burden of proving that Summit Bank engaged in tortious conduct in Connecticut. This court holds that he has failed to sustain that burden.

B.

Connecticut's longarm statute also permits the exercise of jurisdiction over a foreign corporation if a cause of action arises "out of any business solicited in this state by mail or otherwise if the corporation has repeatedly so solicited business ..." General Statutes § 33-929(f)(2). "Although [General Statutes § 33-929(f)(2)] requires that the cause of action 'arise out of' a defendant's contacts with the state, it does not require that the cause of action and the contacts be causally connected." *Thomason v. Chemical Bank, supra,* 234 Conn. 292. Based upon the plaintiff's failure to prove an agency relationship between Summit Bank and the other defendants, the plaintiff has not proven that Summit Bank solicited his investment in the Sterling Fund.

The plaintiff, however, indicates that Summit Bank has many Connecticut customers including 956 demand deposit account customers and 627 savings account customers. [FN4] Based upon advertisements included in mailings to these customers, the plaintiff claims that Summit Bank has solicited business from Connecticut customers and that conduct satisfies General Statutes § 33-929(f)(2), citing *Thomason v. Chemical Bank, supra,* as support.

FN4. In the defendant's responses to interrogatories dated September 8, 1998, Summit Bank also stated that it has 1,107 time deposit account customers in

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Connecticut, 115 commercial loan customers in Connecticut, 382 consumer loan customers in Connecticut, and owns a piece of property in Glastonbury, Connecticut as the result of a foreclosure on November 20, 1997. These accounts and loans constitute less than one percent of Summit Bank's total business in each of these categories.

In *Thomason v. Chemical Bank, supra,* 234 Conn. 282, nine Connecticut residents, beneficiaries of a certain trust, brought an action against the trustee Chemical Bank in a Connecticut court. Chemical Bank was incorporated, and had its principal place of business in New York. *Id.* The trust agreement was executed in New York and provided that it should be governed by New York law. *Id.*, 283. All communications relative to the trust were to be addressed to the settlor's New York office, and the assets of the trust were held and administered in New York. *Id.*, 284. Chemical Bank had no offices in Connecticut. *Id.*

*4 Despite its lack of contact with Connecticut in dealing with the trust, Chemical Bank placed advertisements in national publications, including Business Week and the Wall Street Journal, stating that it offered "depth and breadth of services." *Id.* Chemical Bank also participated as mortgagee "in a substantial number of mortgage transactions in this state and has issued credit cards to a substantial number of Connecticut residents." *Id.*, 284-85. In addition, its credit card statements to Connecticut customers contained advertisements for "miscellaneous merchandise." *Id.*, 285. The Connecticut Supreme Court found these contacts sufficient to subject Chemical Bank to personal jurisdiction within Connecticut under the longarm statute. *Id.* The court stated that it was foreseeable that Chemical Bank's general advertisements within newspapers and magazines with a substantial circulation within Connecticut would result in one or more Connecticut customers opening a trust account and thereafter suing within Connecticut for the misadministration of the trust. *Id.*, 298.

Based upon the facts of the present case, this court concludes that Summit Bank is not subject to personal jurisdiction under General Statutes § 33- 929(f)(2). In order to properly state a cause of action under General Statutes § 33-929(2), "[a] plaintiff need only demonstrate that the defendant could reasonably have anticipated being haled into court here by some person who had been solicited in Connecticut and that the plaintiff's cause of action is not materially different from an action that might have resulted directly from that solicitation." *Thomason v. Chemical Bank, supra,* 234 Conn. 296. [FN5] The plaintiff has failed to present any evidence concerning what it solicited, if it solicited any business in its mailings at all. [FN6] The only evidence that this court has concerning the contents of Summit Bank's mailings is contained within the conclusory statement in Rein's affidavit stating "[t]he Corporate Trust Department did not solicit this business or similar business in the State of Connecticut." This statement, however, does not answer the question of whether Summit Bank solicited general banking business within Connecticut similar to the defendant in *Thomason v. Chemical Bank, supra.*

FN5. In ruling whether the court has jurisdiction over a defendant, the court must examine the conduct of the defendant at the time of service of the complaint. See *Greene v. Sha-Na-Na.* 637 F.Supp. 591, 595 (1986). The plaintiff presents facts concerning Summit Bank's business within Connecticut at the present time when the plaintiff should have presented evidence concerning any solicitation by Summit Bank in Connecticut at the time that it was served.

FN6. The plaintiff has merely attached a copy of the Sterling Fund's prospectus, a copy of his Sterling Fund order form and his check, and Summit Bank's responses to interrogatories.

Even if this court assumed that Summit Bank did solicit business within Connecticut, there is no evidence as to the frequency of these advertisements. Without a causal connection between the alleged solicitations and the plaintiffs claim, the plaintiff must establish that Summit Bank's conduct was "continuous and systematic." See *Helicopteros Nacionales de*

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Colombia, S.A. v. Hall., 466 U.S. 408, 414, 104 S.Ct. 1868, 80 L.Ed.2d 404 (1984). Since the plaintiff has failed to prove either a causal connection between the alleged solicitation or that the alleged solicitation was continuous and systematic, this court may not exercise jurisdiction over the plaintiff under § 33-929(f)(2) of the Connecticut longarm statute.

C.

*5 General Statutes § 33-929(f)(1) provides that a foreign corporation is subject to personal jurisdiction in Connecticut if the cause of action arises "[o]ut of any contract made in this state or to be performed in this state ..." The plaintiff argues that this cause of action arises out of his acceptance of the offer set forth in the prospectus, and therefore, this court may exercise jurisdiction over Summit Bank under General Statutes § 33- 929(f)(1).

"Under Connecticut law, a contract is deemed made where the last act is done which is necessary to create an effective agreement between the parties." *United Technologies Corp. v. American Home Assurance Co.*, 989 F.Supp. 128, 134 (D.Conn.1997). The plaintiff claims that the Sterling Fund's prospectus was an offer which the plaintiff accepted. This court does not agree with the plaintiff's conclusion. If the prospectus was an offer at all, it was not an offer by Summit Bank or one of its agents. Since Summit Bank did not make an offer to the plaintiff, the plaintiff had to mail his check to Summit Bank and Summit Bank had to accept this check in order for a binding escrow contract to occur. Rein's affidavit indicates that Summit Bank's receipt of the plaintiff's funds took place entirely in New Jersey. This court holds the last act necessary to create a contract between Summit Bank and the plaintiff was Summit Bank's receipt and acceptance of the plaintiff's check in New Jersey. Therefore, any contract between the plaintiff and Summit Bank would have been made in New Jersey.

Summit Bank also indicates that it did not perform any acts in Connecticut in relation to its receipt of the plaintiff's funds. General Statutes § 33- 929(f)(1) does not require "performance in this state by the party over whom jurisdiction is sought." *Bowman v. Grolsche Bierbrouwerij B.V.*, 474 F.Supp. 725, 731-32 (D.Conn.1979). Performance of the contract in Connecticut, however, must be "clearly contemplated or required in this state" in order for a court to exercise personal jurisdiction over a defendant that has no other contacts with the state under General Statutes § 33-929(f)(1). (Internal quotation marks omitted.) *Chemical Trading v. Manufacture de Produits de Tournan*, 870 F.Supp. 21, 23-24 (D.Conn.1994). Payments by a Connecticut plaintiff to a nonresident defendant by themselves are not sufficient performance in the state for a Connecticut court to exercise jurisdiction. See *Coan v. Bell Atlantic Systems Leasing International, Inc.*, 813 F.Supp. 929, 944 (D.Conn.1990). [FN7] In the present case, it is undisputed that the plaintiff mailed a check to Summit Bank in New Jersey in order to invest in the Sterling Fund. This action, however, is Summit Bank's only substantial contact with the plaintiff during this transaction. The arrangement that Summit Bank had for receipt of these funds did not call for it to perform any acts in Connecticut. Performance of Summit Bank's functions in relation to the Sterling Fund would occur in New Jersey.

FN7. This case distinguishes *Teleco Oilfield Services, Inc. v. Skandia Ins. Co.*, 656 F.Supp. 753 (D.Conn.1987) in which the court found that payment of premiums from Connecticut to a nonresident insurance company constituted actual and substantial performance of the terms of the insurance contract. The *Coan* court indicates that the relationship between the parties in *Teleco* "was more intense than a single payment made" by the plaintiff to a nonresident defendant. *Coan v. Bell Atlantic Systems Leasing International, Inc., supra,* 813 F.Supp. 944.

*6 The Connecticut Supreme Court has stated that "[a]rguably, even incidental acts of performance of contracts in this state would come within [General Statutes § 33-929] if the defendant had other significant contacts with this state." *Lombard Bros., Inc. v. General Asset Management Co.*, 190 Conn. 245, 256-57, 460 A.2d 481 (1983). Considering Summit Bank's contacts with Connecticut under each

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individual subsection of the longarm statute and the totality of Summit Bank's contacts with Connecticut, it would be inappropriate to exercise jurisdiction over it under General Statutes § 33-929(f).

V.

Even if this court concluded that it may properly exercise jurisdiction over Summit Bank based upon the Connecticut longarm statute, Summit Bank lacks sufficient contacts with Connecticut for this court to exercise personal jurisdiction under the due process clause of the United States constitution. "The federal due process clause permits state courts to exercise in personam jurisdiction over a nonresident corporate defendant that has 'certain minimum contacts with [the forum] such that the maintenance of the suit does not offend traditional notions of fair play and substantial justice.' " (Internal quotation marks omitted.) *Thomason v. Chemical Bank, supra,* 234 Conn. 287, quoting *Helicopteros Nacionales de Colombia, S.A. v. Hall, supra,* 466 U.S. 414. "Either 'specific' jurisdiction or 'general' jurisdiction can satisfy the constitutional requirement of sufficient minimum contacts between the defendant and the forum. A state court will have specific jurisdiction over a nonresident defendant whenever the defendant has purposely directed [its] activities at residents of the forum ... and the litigation [has] result[ed] from alleged injuries that arise out of or relate to those activities ... Alternatively, [e]ven when the cause of action does not arise out of or relate to the foreign corporation's activities in the forum State, due process is not offended by a State's subjecting the corporation to its in personam jurisdiction if the defendant has had continuous and systematic general business contacts with the state." (Citations omitted; internal quotation marks omitted.) *Thomason v. Chemical Bank, supra,* 234 Conn. 287-88; see also *Burger King Corp. v. Rudzewicz,* 471 U.S. 462, 472-73, 105 S.Ct. 2174, 85 L.Ed.2d 528 (1985); *Helicopteros Nacionales de Colombia, S.A. v. Hall, supra,* 466 U.S. 414, 416; *Keeton v. Hustler Magazine, Inc.,* 465 U.S. 770, 774, 104 S.Ct. 1473, 79 L.Ed.2d 790 (1984).

A.

The plaintiff has failed to prove that the facts that give rise to this cause of action permit this court to exercise jurisdiction over Summit Bank. The United States Supreme Court has consistently held that "[t]he unilateral activity of those who claim some relationship with a nonresident defendant cannot satisfy the requirement of contact with the forum State. The application of that rule will vary with the quality and nature of the defendant's activity, but it is essential in each case that there be some act by which the defendant purposely avails itself of the privilege of conducting activities within the forum State, thus invoking the benefits and protections of its laws." *Burger King Corp. v. Rudzewicz, supra,* 471 U.S. 474-75, quoting *Hanson v. Denckla,* 357 U.S. 235, 253, 78 S.Ct. 1228, 2 L.Ed.2d 1283 (1958). The plaintiff's cause of action against Summit Bank arises out of the plaintiff sending a check to Summit Bank in New Jersey as the escrow agent of the Sterling Fund. Richard Rein's affidavit indicates that Summit Bank did not solicit the plaintiff's business or similar business in Connecticut, and the receipt of the plaintiff's funds took place entirely in New Jersey. This court holds that Summit Bank's relationship with the plaintiff did not arise out of purposefully directed conduct by Summit Bank toward Connecticut.

B.

*7 Even if the plaintiff's cause of action against Summit Bank does not arise out of Summit Bank's contacts with Connecticut, this court may exercise general jurisdiction over Summit Bank if it has been carrying on in Connecticut "a continuous and systematic, but limited, part of its general business" and the exercise of such jurisdiction is "reasonable and just." See *Thomason v. Chemical Bank, supra,* 234 Conn. 300; *Helicopteros Nacionales de Colombia, S.A. v. Hall, supra,* 466 U.S. 414; *Perkins v. Benguet Consolidated Mining Co.,* 342 U.S. 437, 438, 445, 72 S.Ct. 413, 96 L.Ed. 485 (1952). "While it has been held ... that continuous activity of some sorts within a state is not enough to support that the

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corporation be amenable to suits unrelated to that activity ... there have been instances in which the continuous corporate operations within a state were thought so substantial and of such a nature as to justify suit against it on causes of action arising from dealings entirely distinct from those activities." *International Shoe Co. v. Washington,* 326 U.S. 310, 318, 66 S.Ct. 154, 90 L.Ed. 95 (1945); see *Keeton v. Hustler Magazine, Inc., supra,* 465 U.S. 779-80.

In support of its contention that Summit Bank has sufficient minimum contacts with Connecticut, the plaintiff relies upon Summit Bank's responses to interrogatories in which Summit Bank indicates that it has a number of checking and savings account customers in Connecticut. Undoubtedly, these customers would receive monthly statements of their account from Summit Bank and Summit Bank would understand that these customers reside in Connecticut when it mails such materials.

In spite of these contacts, this business does not demonstrate sufficient contact with Connecticut for this court to exercise general jurisdiction over Summit Bank. By sending monthly statements to its customers, Summit Bank would develop a continuous relationship with this state. The facts, however, indicate that Summit Bank's contacts in Connecticut were extremely limited compared to those cases in which courts have exercised general jurisdiction. [FN8] Summit Bank's contacts with the forum constitute significantly less than one percent of its bankwide business and a minor share of Connecticut's market. Unlike the defendant in *Thomason v. Chemical Bank, supra,* the plaintiff has only alleged that Summit Bank advertised to its own customers and conducted other minor business within the state. Summit Bank would not reasonably expect to be haled into a Connecticut court for a cause of action that does not arise out of any solicitation within this state when it has such limited contacts with this state. Summit Bank's contacts with Connecticut are insufficient for this court to conclude that it would be reasonable and just to exercise jurisdiction over it based upon its failure to properly administer this account.

FN8. Compare *Perkins v. Benguet Consolidated Mining Co., supra,* 342 U.S. 447-48 (jurisdiction found when defendant company maintained an office for its president and general manager in the forum, distributed checks drawn on banks in the forum state, conducted transactions with banks from the forum state, etc.); *Thomason v. Chemical Bank, supra,* 234 Conn. 298 (jurisdiction found over defendant who places numerous advertisements in national newspapers and magazines, has a substantial number of mortgage transactions in Connecticut and has a large credit card business in Connecticut); *Wylie v. Sapphire Beach Resort and Marina,* Superior Court, judicial district of Litchfield, Docket No. 067304, 15 CONN.L.RPTR. 188 (August 4, 1995) (Moran, J.) (contacts insufficient when defendant resort placed three advertisements within a one year period, sixty-six Connecticut travel agents booked vacations there and seven hundred Connecticut residents vacationed there in one year).

VI.

*8 In conclusion, the plaintiff has failed to prove that Summit Bank is subject to personal jurisdiction under General Statutes § 33-929(f) . The plaintiff has failed to demonstrate that the other defendants acted as the agents of Summit Bank when it allegedly engaged in tortious activities in Connecticut. This court also lacks evidence for it to conclude that Summit Bank engaged in solicitation within Connecticut. Even if this court assumes that Summit Bank did solicit customers within the state, the plaintiff has failed to show a causal connection between the plaintiff's cause of action and any advertisements. It also failed to demonstrate that Summit Bank "continuously and systematically" advertised within the state. Finally, the escrow contract between the plaintiff and Summit Bank was neither made nor performed in Connecticut.

Under due process requirements, the plaintiff has failed to prove that the present controversy arises out of Summit Bank's purposefully directed conduct toward the forum state. In addition, Summit Bank lacks sufficient contacts with Connecticut for this court to exercise general jurisdiction over it.

Accordingly, the motion to dismiss is granted.

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1999 WL 241737 (Conn.Super.)

END OF DOCUMENT

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Only the Westlaw citation is currently available.

United States District Court, N.D. Illinois.

Anita S. SKOOT, Plaintiff,
v.
STATE STREET BANK & TRUST COMPANY, a Massachusetts Banking Corporation, Dwight A. Vought, and Access Investor Services, Inc., Defendants.

No. 97 C 50126.

Dec. 22, 1997.

MEMORANDUM OPINION AND ORDER

REINHARD, J.

INTRODUCTION

*1 Plaintiff, Anita S. Skoot, filed a three-count amended complaint against the defendants, State Street Bank & Trust ("State Street"), Dwight A. Vought, and Access Investor Services, Inc. ("Access"). Count I alleges that State Street was negligent in failing to detect plaintiff's forged signature on three checks and in failing to prevent the distribution of proceeds without plaintiff's authority. Count II of the amended complaint alleges that Access breached its contract with plaintiff by accepting three forged checks and an altered signature guarantee for redemption of plaintiff's account shares. Lastly, count III of the amended complaint alleges that Vought converted plaintiff's funds to his own use by forging the signature of plaintiff on three checks and on an altered signature guarantee. The court has diversity jurisdiction over this civil action pursuant to 28 U.S.C. § 1332. Pending before the court is State Street's motion to dismiss plaintiff's complaint against it for lack of in personam jurisdiction. Fed.R.Civ.P. 12(b)(2).

FACTS

The facts are taken from the amended complaint and the documents submitted in connection with State Street's motion to dismiss. In 1986, Vought opened a joint account with plaintiff, an Arkansas resident. Vought and plaintiff opened the joint account with the Van Kampen American Capital Fund ("American Capital") and the account required the signature of both owners for any withdrawals or changes to the account. On April 5, 1996, the amount on deposit in the account totaled $110,500.00. Subsequently, Vought cashed three different checks on the account: one for $54,000; one for $53,000; and one for $3,500. Plaintiff alleges that Vought forged her signature on each of the three checks and withdrew the money without her authority. In addition, plaintiff alleges that Vought forged her signature on a signature guarantee form which Vought submitted to Access.

American Capital is a Delaware corporation with its principal place of business in Texas. American Capital is also registered to do business in Illinois. The American Capital fund is a mutual fund that seeks to increase capital by investing in securities. To service the fund, American Capital contracted with Access, a corporation based out of Kansas City, Missouri, to act as its servicing agent. In addition, American Capital contracted with State Street to serve as the custodian of its mutual fund.

State Street is a banking corporation organized and existing under the laws of Massachusetts with its principal place of business in Boston, Massachusetts. As the custodian for the American Capital fund, State Street holds assets and securities belonging to the fund and honors checks written by shareholders drawn on the fund once American Capital releases the amount of the check to State Street. American Capital furnishes checks to its shareholders upon request.

The custodial contract between American Capital and State Street was executed in Massachusetts and Texas. State Street owns no real property in Illinois, maintains no employees or agents in Illinois, and is not licensed or authorized to conduct banking

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business in Illinois. State Street does, however, serve as the custodian of funds for several companies that are either citizens of Illinois or are registered to do business in Illinois. The checks presently in question were honored by State Street in Massachusetts, and the proceeds appear to have been deposited in an Illinois bank.

CONTENTIONS

*2 In support of its motion to dismiss for lack of in personam jurisdiction, State Street argues that because it had few, if any, contacts with the Illinois forum, it would offend traditional notions of fair play and substantial justice for State Street to be required to defend itself against plaintiff's suit in Illinois. In particular, State Street contends that it has neither systematic nor continuous contacts with the forum to allow for general personal jurisdiction. Furthermore, State Street argues that the contacts it did have with the Illinois forum with regard to the controversy sought to be litigated by plaintiff in Illinois, if any, are random, fortuitous, attenuated, and unrelated contacts that are insufficient to create specific personal jurisdiction.

State Street points out that plaintiff's mutual fund account was with American Capital, that American Capital issued the checks in question, and that American Capital sent account statements to plaintiff. Moreover, the custodial contract State Street holds with American Capital was not executed in Illinois and does not contemplate the transaction of any business in Illinois. Thus, according to State Street, it was merely a fortuitous circumstance that Vought deposited the checks presently at issue in Illinois. State Street postulates that such unilateral activity on the part of Vought is not enough to create specific personal jurisdiction over State Street in Illinois.

In response, plaintiff emphasizes the fact that State Street serves as the custodian for several companies that are either residents of Illinois or are registered to do business in Illinois. Plaintiff also asserts that State Street's national advertising serves to solicit business in Illinois. These contacts with the forum state demonstrate to plaintiff that State Street is doing business in Illinois. Consequently, in plaintiff's view, State Street should reasonably anticipate being haled into court in Illinois, and State Street has sufficient and substantial contacts with the Illinois forum to confer general personal jurisdiction over it.

In reply, State Street points out that the test for general jurisdiction is a "high standard" requiring continuous and systematic contacts. State Street maintains that plaintiff has failed to meet her burden of proving continuous and systematic contacts and that, therefore, dismissal of State Street is appropriate. Specifically, State Street argues plaintiff has failed to present evidence that State Street's national advertising actually targets Illinois residents or that State Street has sold any products in Illinois. Moreover, State Street contends that the mere fact that it has other custodial relationships with mutual funds that are owned, managed, or operated by entities with offices in Illinois is insufficient to create the systematic and continuous contacts required for general personal jurisdiction. Otherwise, any large national corporation would be subjected to suit in any state in which the corporation's customers happen to reside.

DISCUSSION

*3 A federal district court exercising diversity jurisdiction has personal jurisdiction over a defendant only if a court of the forum state would have such jurisdiction. *RAR, Inc. v. Turner Diesel, Ltd.*, 107 F.3d 1272, 1275 (7th Cir.1997). To determine whether a state court would have personal jurisdiction, the federal court must first look to state statutory law. *Id.* In Illinois, the long-arm statute provides that an Illinois court may exercise jurisdiction to the extent permitted by the due process clauses of the Illinois Constitution and the Constitution of the United States. 735 I.L.C.S. 5/2- 209(c). Thus, the jurisdictional inquiry collapses into an analysis of due process. For jurisdictional purposes, due process requires that a nonresident defendant have minimum contacts with the forum such

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that maintenance of the lawsuit does not offend "traditional notions of fair play and substantial justice." *International Shoe Co. v. Washington,* 326 U.S. 310, 316, 66 S.Ct. 154, 90 L.Ed. 95 (1945).

The courts have applied two standards for evaluating whether the contact a nonresident defendant has with a forum establishes jurisdiction. First, if the plaintiff can prove that the nonresident defendant had "continuous and systematic general business contacts" with the forum, a court may exert general jurisdiction over the defendant. *Helicopteros Nacionales de Columbia, S.A. v. Hall,* 466 U.S. 408, 416, 104 S.Ct. 1868, 80 L.Ed.2d 404 (1984). Second, if the plaintiff can prove that the issues being litigated arise out of or are related to the nonresident defendant's contacts with the forum, a court may exert specific jurisdiction over the defendant. *Id.* at 414 n. 8. In evaluating jurisdiction, a court will consider whether the nonresident defendant "purposefully avail[ed] itself of the privilege of conducting activities" in the forum and whether the defendant "should reasonably anticipate being haled into court [in the forum state]." *Burger King Corp. v. Rudzewicz,* 471 U.S. 462, 474, 105 S.Ct. 2174, 85 L.Ed.2d 528 (1985). Contacts with the forum state that are merely random, fortuitous, or attenuated or result from the unilateral activity of other parties in the forum are insufficient to create jurisdiction over a nonresident defendant. *Id.* Plaintiff has the burden of demonstrating the existence of personal jurisdiction. *RAR, Inc.,* 107 F.3d at 1276.

In the present case, the court finds that plaintiff has alleged insufficient facts regarding any of State Street's contacts with the forum to establish either general or specific jurisdiction over State Street in Illinois. As to general jurisdiction, plaintiff has merely shown that several of State Street's customers reside in Illinois or are registered to do business in Illinois and that State Street engaged in a national advertising campaign that might fortuitously solicit customers from Illinois. Moreover, plaintiff has not shown State Street to have purposefully availed itself of the privilege of doing business in Illinois. To the contrary, State Street has noticeably failed to avail itself of such a privilege. It is not licensed or authorized to conduct banking business in Illinois, and it maintains no office, employees, or agents in Illinois. The limited connections plaintiff has established between State Street and the Illinois forum do not constitute continuous and systematic contacts so as to give rise to general jurisdiction.

*4 Relating specifically to the incident at issue, plaintiff has established only that the allegedly forged checks were ultimately deposited in Illinois. This, however, is unrelated to State Street beyond its use of the interstate banking system, as State Street actually cashed the checks in Massachusetts. State Street's contact with Illinois arising from the incident being litigated is nothing more than a random, fortuitous, and attenuated contact that does not give rise to specific jurisdiction over State Street in Illinois.

"In view of the enormous volume of interstate check processing which every bank performs on a daily basis, it would be unreasonable to charge each bank with the knowledge that it may at any time be called to answer in the courts of any of the fifty states from which a check [originated or where a check was ultimately deposited]." *Froning & Deppe, Inc. v. Continental Ill. Nat'l Bank & Trust Co.,* 695 F.2d 289, 291 (7th Cir.1982). State Street's use of the interstate banking system, the Illinois residency of several of its customers, and State Street's national advertising campaign are simply not enough to establish that it had sufficient minimum contacts with the Illinois forum to warrant a finding that an assertion of jurisdiction would satisfy due process requirements. Rather, the court finds that requiring State Street to defend itself in Illinois would offend traditional notions of fair play and substantial justice and, therefore, grants State Street's motion to dismiss for lack of in personam jurisdiction.

CONCLUSION

For the foregoing reasons, the court grants

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State Street's motion to dismiss plaintiff's complaint against it for lack of in personam jurisdiction pursuant to Rule 12(b)(2).

1997 WL 792985, 1997 WL 792985 (N.D.Ill.)

END OF DOCUMENT

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OppenheimerFunds®
OppenheimerFunds, Inc.
498 Seventh Avenue, 10th Floor
New York, NY 10018
Tel 212.323.0200 Fax 212.323.4077
www.oppenheimerfunds.com

Melissa L. Weiss
Vice President and
Assistant Counsel
Telephone: *212-323-0247*
Facsimile: *212-323-4070*
E-mail: mweiss@oppenheimerfunds.com

By Federal Express

January 16, 2003

SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2003
WASH. D.C. 187

United States Securities
and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Civil Action Document filed by
Oppenheimer Growth Fund, File Number 811-2306

To whom it may concern:

I am counsel to OppenheimerFunds, Inc., which is the Investment Advisor to the Oppenheimer Growth Fund, file number 811-2306 (the "Fund"). Pursuant to the Fund's obligations under Section 33 of the Investment Company Act of 1940, enclosed please find copies of the Summons and Complaint that have been filed against the Fund in Lyons v. OppenheimerFunds, Inc. and Oppenheimer Growth Fund. These documents were served upon the Fund by certified mail that was addressed to the Fund's Secretary and received by the Secretary's office yesterday.

Please do not hesitate to contact me if you have any questions about this matter or if you require any additional information.

Very truly yours,

Melissa L. Weiss

Melissa L. Weiss
Vice President and
Assistant Counsel

Enclosures

cc: Lawrence Greene
United States Securities
and Exchange Commission
450 Fifth Street, NW
Room 5417
Washington, D.C. 20549

Ronald M. Feiman, Esq.
Robert G. Zack, Esq.

SUMMONS - CIVIL
(Except Family Actions)
JD-CV-1 Rev. 1-2000
C.G.S. § 51-346, 51-347, 51-349, 51-350, 52-45a, 52-48, 52-259, P.B. Secs 3-1 thru 3-21, 8-1

STATE OF CONNECTICUT
SUPERIOR COURT
www.jud.state.ct.us

"X" ONE OF THE FOLLOWING: *Amount, legal interest or property in demand, exclusive of interest and costs is:*
- [ ] less than $2,500
- [ ] $2,500 through $14,999.99
- [X] $15,000 or more

("X" if applicable)
- [ ] Claiming other relief in addition to or in lieu of money or damages.

INSTRUCTIONS

1. Type or print legibly: sign original summons and conform all copies of the summons.
2. Prepare or photocopy conformed summons for each defendant.
3. Attach the original summons to the original complaint, and attach a copy of the summons to each copy of the complaint. Also, if there are more than 2 plaintiffs or 4 defendants prepare form JD-CV-2 and attach it to the original and all copies of the complaint.
4. After service has been made by a proper officer, file original papers and officer's return with the clerk of court.
5. The party recognized to pay costs must appear personally before the authority taking the recognizance.
6. Do not use this form for actions in which an attachment, garnishment or replevy is being sought. See Practice Book Section 8-1 for other exceptions.

TO: Any proper officer; BY AUTHORITY OF THE STATE OF CONNECTICUT, you are hereby commanded to make due and legal service of this Summons and attached Complaint.

RETURN DATE (Mo., day, yr.) (Must be a Tuesday) 2/11/03

[X] JUDICIAL DISTRICT / [ ] HOUSING SESSION / [ ] G.A. NO.	AT (Town in which writ is returnable) (C.G.S. 51-346, 51-349)	CASE TYPE (See JD-CV-1c)
	Stamford	Major M Minor 80

ADDRESS OF COURT CLERK WHERE WRIT AND OTHER PAPERS SHALL BE FILED (No., street, town and zip code) (C.G.S. 51-346, 51-350)	TELEPHONE NO. (w/area code)
123 Hoyt Street, Stamford, CT 06905	

PARTIES	NAME AND ADDRESS OF EACH PARTY (No., street, town and zip code) NOTE: Individuals' Names: Last, First, Middle Initial [ ] Form JD-CV-2 attached	PTY NO
FIRST NAMED PLAINTIFF	James J. Lyons, Jr., Individually and as fiduciary for the Estate of James J. Lyons, Sr. 1248 Mondrian Loop, Virginia Beach, Virginia 23456	01
Additional Plaintiff		02
FIRST NAMED DEFENDANT	Oppenheimer Funds, Inc., One Financial Plaza, 755 Main Street, 17th Fl., Hartford, CT 06103	50
Additional Defendant	Oppenheimer Growth Fund, One Financial Plaza, 755 Main Street, 17th Fl., Hartford, CT 06103	51
Additional Defendant		52
Additional Defendant		53

NOTICE TO EACH DEFENDANT

1. **YOU ARE BEING SUED.**
2. This paper is a Summons in a lawsuit.
3. The Complaint attached to these papers states the claims that each Plaintiff is making against you in this lawsuit.
4. To respond to this Summons, or to be informed of further proceedings, you or your attorney must file a form called an "Appearance" with the Clerk of the above-named Court at the above Court address on or before the second day after the above Return Date.
5. If you or your attorney do not file a written "Appearance" form on time, a judgment may be entered against you by default.
6. The "Appearance" form may be obtained at the above Court address.
7. If you believe that you have insurance that may cover the claim that is being made against you in this lawsuit, you should immediately take the Summons and Complaint to your insurance representative.
8. If you have questions about the Summons and Complaint, you should consult an attorney promptly. **The Clerk of Court is not permitted to give advice on legal questions**

DATE	SIGNED (Sign and "X" proper box)		TYPE IN NAME OF PERSON SIGNING AT LEFT
12/30/02	[signature]	[X] Comm. of Superior Court [ ] Assistant Clerk	Brenden P. Leydon

FOR THE PLAINTIFF(S) PLEASE ENTER THE APPEARANCE OF:

NAME AND ADDRESS OF ATTORNEY, LAW FIRM OR PLAINTIFF IF PRO SE (No., street, town and zip code)	TELEPHONE NUMBER	JURIS NO. (If atty. or law firm)
Brenden Leydon, Tooher & Wocl, 1100 Summer St Stamf. CT 06905	203-324-6164	106151

NAME AND ADDRESS OF PERSON RECOGNIZED TO PROSECUTE IN THE AMOUNT OF $250 (No., street, town and zip code)	SIGNATURE OF PLAINTIFF IF PRO SE
Claudia Hyde, 1100 Summer St., Stamford, Ct 06905	

PLFS.	# DEFS.	# CNTS.	SIGNED (Official taking recognizance; "X" proper box)		For Court Use Only
	2	4	[signature]	[X] Comm. of Superior Court [ ] Assistant Clerk	FILE DATE

IF THIS SUMMONS IS SIGNED BY A CLERK:
The signing has been done so that the Plaintiff(s) will not be denied access to the courts.
It is the responsibility of the Plaintiff(s) to see that service is made in the manner provided by law.
The Clerk is not permitted to give any legal advice in connection with any lawsuit.
The Clerk signing this Summons at the request of the Plaintiff(s) is not responsible in any way for any errors or omissions in the Summons, any allegations contained in the Complaint, or the service thereof.

I hereby certify I have read and understand the above:	SIGNED (Pro Se Plaintiff)	DATE SIGNED	DOCKET NO.

RETURN DATE: FEBRUARY 11, 2003	: SUPERIOR COURT
JAMES J. LYONS, JR.	: JD OF STAMFORD/NORWALK
VS.	: AT STAMFORD
OPPENHEIMERFUNDS, INC.; OPPENHEIMER GROWTH FUND	: DECEMBER 30, 2002

COMPLAINT

COUNT ONE - DOMESTICATION OF VIRGINIA JUDGMENT

1. James J. Lyons, Jr. ("the Plaintiff") is an individual residing at 1248 Mondrian Loop, Virginia Beach, VA 23456. Mr. Lyons brings this action individually and as fiduciary of the Estate of James J. Lyons, Sr., as appointed by the Probate Court of Greenwich, CT on or about April 20, 1990.

2. Oppenheimerfunds, Inc. and Oppenheimer Growth Fund ("the Defendants") are foreign entities doing business in and possessing assets and property in Connecticut.

3. On or about December 18, 2000, the Plaintiff did obtain a valid judgment against the Defendants from the Accomack County, Virginia Circuit Court, Case No. 00CL076, in the amount of $84,181.21, plus interest at the rate of 9% running from December 18, 2000, a copy of which is attached hereto.

4. Pursuant to Connecticut common law and the Full Faith and Credit clause of the United States Constitution, the Plaintiff is entitled to recognition and enforcement of said judgment in Connecticut.

COUNT TWO - BREACH OF CONTRACT

1-4. Paragraphs 1-4 of the First Count are incorporated by reference and hereby made Paragraphs 1-4 of the Second Count.

5. The Plaintiff is the present owner of a certain Oppenheimer Growth Fund (Class A), account number 2702700818499, originally issued to one Harold Lyons, the Plaintiff's brother, now deceased.

6. On or about July 20, 2000, and various other times prior and subsequent thereto, the Plaintiff demanded payment of said account proceeds to him.

7. The Defendants have refused, neglected, and failed to turn over the account proceeds to the Plaintiff.

COUNT THREE - NEGLIGENCE

1-7. Paragraphs 1-7 of the Second Count are incorporated by reference and hereby made Paragraphs 1-7 of the Third Count.

8. On or about February 2, 2000, the Defendants turned over $68,803.81 to Timothy R. Lyons and Jeffrey L. Lyons, who had no legal right to said money. Subsequently, the Defendants acknowledged that they improperly disbursed said funds

without following proper procedure and applicable law as to who was the rightfully owner of said funds.

9. Despite said acknowledgement, the Defendants have refused to turn over the proceeds to the Plaintiff and are essentially charging the Plaintiff for the Defendants negligent disbursement of funds.

COUNT FOUR - BREACH OF FIDUCIARY DUTY

1-9. Paragraphs 1-9 of the Third Count are incorporated by reference and hereby made Paragraphs 1-9 of the Fourth Count.

10. The Defendants stand in a fiduciary relationship with the Plaintiff with regard to its managing said funds.

11. By acting as described above, the Defendants have breached said fiduciary duty and continue to do so.

COUNT FIVE - CUTPA

1-11. Paragraphs 1-22 of the Fourth Count are incorporated by reference and hereby made Paragraphs 1-11 of the Fifth Count.

12. The foregoing conduct of the Defendants constitutes a violation of the

Connecticut Unfair Trade Practices Act, C.G.S.A. §42-110a et seq. on the part of Defendants in that said actions were immoral, oppressive, unscrupulous, and caused substantial injury to the Plaintiff.

13. A copy of this complaint has been mailed to the Attorney General of the State of Connecticut and the Commissioner of Consumer Protection.

THE PLAINTIFF,

By ______________________

Brenden P. Leydon
TOOHER & WOCL, L.L.C.
1100 Summer Street
Stamford, CT 06905
(203) 324-6164
Juris No. 106151

RETURN DATE: FEBRUARY 11, 2003 : SUPERIOR COURT

JAMES J. LYONS, JR. : JD OF STAMFORD/NORWALK

VS. : AT STAMFORD

OPPENHEIMERFUNDS, INC.;
OPPENHEIMER GROWTH FUND : DECEMBER 30, 2002

STATEMENT OF AMOUNT IN DEMAND

The amount in demand is in excess of FIFTEEN THOUSAND ($15,000.00) DOLLARS, exclusive of interest and costs.

THE PLAINTIFF,

By ______________________
Brenden P. Leydon
TOOHER & WOCL, L.L.C.
1100 Summer Street
Stamford, CT 06905
(203) 324-6164
Juris No. 106151

RETURN DATE: FEBRUARY 11, 2003 : SUPERIOR COURT

JAMES J. LYONS, JR. : JD OF STAMFORD/NORWALK

VS. : AT STAMFORD

OPPENHEIMERFUNDS, INC.;
OPPENHEIMER GROWTH FUND : DECEMBER 30, 2002

PRAYER FOR RELIEF

WHEREFORE, the Plaintiff claims:

1. Money damages;

2. Punitive damages pursuant to Connecticut General Statutes §42-110g;

3. Attorney's fees pursuant to Connecticut General Statutes §42-110g; and

4. Any other relief as in law or equity may appertain.

THE PLAINTIFF,

By________________________

Brenden P. Leydon
TOOHER & WOCL, L.L.C.
1100 Summer Street
Stamford, CT 06905
(203) 324-6164
Juris No. 106151

CERTIFICATION OF OFFICIAL RECORD

Case No. 00CL076
Va. Code §§8.01-389 & 8.01-391;
U.S. Const. art. IV, Sec. 1;
28 U.S.C. § 1738

Accomack County, Virginia, Circuit Court

Clerk's Attestation

I, the Clerk of this Court, attest that the annexed

Abstract of Judgment- James J. Lyons, Jr. v. Oppenheimerfunds, Inc. and Oppenheimer Growth Fund

DESCRIPTION OF ORIGINAL RECORD OR COPY

☒ is an official record of this Court in my custody.

☐ is a true, correct and complete copy of an official record of this Court in my custody and I am the custodian of that record. The annexed copy has been examined and compared with the original.

Given under my hand the seal of this Court on

April 26, 2002
DATE

(Seal)

[signature], Clerk
(Samuel H. Cooper, Jr.)
TYPED NAME OF CLERK

Judge's Certification

I, (a) (the) Judge of this Court, certify that the above attestation of the duly qualified Clerk of this Court, is in proper form, and that the signature thereto is genuine.

4-29-02
DATE

[signature], Judge
(Glen A. Tyler)
TYPED NAME OF JUDGE

Clerks of Virginia Courts: When an original record or copy of a record is transmitted to another Va. court, only the clerk's attestation is required. When either an original record or copy is transmitted to a court outside Virginia, both the clerk's attestation and the judge's certification are required.

Clerks of Other Courts: The above attestation, the affixing of the Court's seal, and the certificate meet the requirements of 28 U.S.C. § 1738, entitling the record so attested and certified to full faith and credit.

000088

ABSTRACT OF JUDGMENT

VA. CODE § 8.01-449 Case No. 00CL076

Accomack County Circuit Court
CITY OR COUNTY

James J. Lyons, Jr. v Oppenheimerfunds, Inc. and
FULL NAME OF PLAINTIFF(S) FULL NAME OF DEFENDANT

Oppenheimer Growth Fund
DEFENDANT'S ADDRESS

DEFENDANT'S DATE OF BIRTH/SOCIAL SECURITY NUMBER

This is to certify that a Judgment was rendered in

[X] this Court

[ ] ....

Oppenheimerfunds, Inc. and
Oppenheimer Growth Fund
FULL NAME OF DEFENDANT

in favor of:

[X] PLAINTIFF(S) against DEFENDANT(S)
[ ] DEFENDANT(S) against PLAINTIFF(S)
[ ] .... v. ....

DEFENDANT'S ADDRESS

DEFENDANT'S DATE OF BIRTH/SOCIAL SECURITY NUMBER

containing the following terms:

DATE OF JUDGMENT
December 18, 2000

$ 84,181.21 AMOUNT OF JUDGMENT

HOMESTEAD EXEMPTION WAIVED [ ] YES [ ] NO [ ] CANNOT BE DEMANDED

$ ALTERNATE VALUE OF SPECIFIC PROPERTY AWARDED

INTEREST RATE(S) AND BEGINNING DATE(S)
9% Interest Beginning December 18, 2000

COSTS	ATTORNEY'S FEES	ATTORNEY
$	$	

OTHER:

I certify the above to be a true abstract of a Judgment docketed in the Clerk's office of this Court ~~in Judgment Lien~~ Docket ~~No~~. Instrument. No. ~~xxPage~~xx. 000088 ~~xxonxxxxxxxxxxxxxxxxxxxxxxxxatxxxxxx~~

January 16, 2001
DATE

Samuel H. Cooper, Jr. Clerk

by Caretta S. Harris
DEPUTY CLERK

FORM CC-1464 7/96 (114:6-010 5/96)

PJ Hurdle